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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                              TRAVELOCITY.COM INC.

                           (Name of Subject Company)

                              TRAVELOCITY.COM INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                   893953-109

                     (CUSIP Number of Class of Securities)
                            ------------------------

                                TERRELL B. JONES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              TRAVELOCITY.COM INC.
                            15100 TRINITY BOULEVARD
                            FORT WORTH, TEXAS 76155
                                 (817) 785-8000
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                WITH COPIES TO:

                               DON M. GLENDENNING

                                 TONI WEINSTEIN

                            LOCKE LIDDELL & SAPP LLP

                          2200 ROSS AVENUE, SUITE 2200

                              DALLAS, TEXAS 75201

                                 (214) 740-8000

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Travelocity.com Inc., a Delaware corporation ("Travelocity"), and the address of the principal executive offices of Travelocity is 15100 Trinity Boulevard, Fort Worth, Texas 76155. The telephone number for its principal executive offices is (817) 785-8000.

    (b) The title of the class of equity security to which this Statement relates is common stock, par value $0.001 per share (the "Shares"), of Travelocity. As of March 8, 2002, 17,186,760 Shares were issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) NAME AND ADDRESS OF PERSON FILING THIS STATEMENT

    The name, business address and business telephone number of Travelocity, which is the subject company and the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

    (b) TENDER OFFER OF SABRE SUB

    This Statement relates to the tender offer by Travelocity Holdings
Sub Inc., a Delaware corporation ("Sabre Sub") and an indirect wholly-owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Sabre"), disclosed in a Tender Offer Statement on Schedule TO dated March 5, 2002, as amended by Amendment No. 1 thereto, dated March 18, 2002 (as amended, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $28.00 per Share (the "Offer Price"), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2002, as supplemented by the Supplement thereto, dated March 18, 2002 (as supplemented, the "Offer to Purchase"), and the related revised Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). According to the Schedule TO, the Offer will expire at 12:00 midnight, New York City time, on Friday, April 5, 2002, unless the Offer is extended.

    According to the Schedule TO, as of March 5, 2002, Sabre and its wholly-owned subsidiaries owned all of the outstanding shares of Class A Common Stock of Travelocity (comprised of 33,000,000 shares), 30,000,000 partnership units of Travelocity.com LP (the "Partnership") and 2,033,970 Shares. Also according to the Schedule TO, assuming conversion of the Class A Common Stock and exchange of Sabre's Partnership units into Shares, Sabre and its affiliates would own an additional 33,000,000 Shares which, when combined with the 2,033,970 Shares already owned by Sabre or its affiliates, would represent approximately 70% of the outstanding Shares (excluding options that currently are exercisable for Shares). The 33,000,000 shares of Class A Common Stock of Travelocity and the Shares generally vote together as a single class. The Schedule TO also discloses that, because each share of Class A Common Stock and each Share is entitled to one vote, Sabre holds approximately 70% of the voting power of Travelocity.

    According to the Schedule TO, the purpose of the Offer is for Sabre to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Travelocity. The Offer is subject to the fulfillment of certain conditions, including, but not limited to, there being validly tendered and not withdrawn a number of Shares such that, after the Shares are purchased pursuant to the Offer, Sabre and its subsidiaries would own at least 90% of the Shares on an as-converted basis. The Offer is also subject to certain other conditions described in "Section 11. The Offer--Certain Conditions of the Offer" in the Offer to Purchase. Also according to the Schedule TO, if the Offer is successful and Sabre and its affiliates own at least 90% of the outstanding Shares on an as-converted basis, Sabre will cause Sabre Sub to merge with Travelocity through a short-form merger (the "Merger"). In the Merger, each outstanding Share that is not owned by Sabre or its affiliates (other

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than Shares held by Travelocity stockholders who dissent from the Merger and perfect their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the same consideration paid in the Offer, without interest. Under the DGCL, if Sabre or one of its affiliates owns at least 90% of the outstanding Shares, it can consummate the Merger without a vote of or prior notice to the Travelocity stockholders or board of directors. As a result of the Offer and the Merger, Travelocity would become a wholly-owned subsidiary of Sabre and the Shares would no longer trade publicly on any stock exchange.

    The Schedule TO states that the principal executive offices of Sabre Sub are located at 3150 Sabre Drive, Southlake, Texas 76092. The telephone number of Sabre Sub at such location is (682) 605-1000.

    With respect to all information contained in the Schedule TO, including information concerning Sabre, Sabre Sub or their affiliates (other than Travelocity), officers or directors, or actions or events with respect to any of them, Travelocity takes no responsibility for the accuracy or completeness of such information or for any failure by Sabre or Sabre Sub to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

    (c) SPECIAL COMMITTEE

    On February 18, 2002, the board of directors of Travelocity established a special committee of independent, outside directors (the "Special Committee") to review, consider and evaluate the Offer. The Special Committee is composed of F. William Conner (Chairman) and Kathleen Misunas. No member of the Special Committee is an officer of Travelocity or has an affiliation with Sabre, except as a director of Travelocity or the Partnership. Compensation of Special Committee members is described below under "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Director Compensation."

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The following summarizes all material agreements, arrangements or understandings and actual or potential conflicts of interest between Travelocity or its affiliates and (i) Travelocity's executive officers, directors or affiliates or (ii) Sabre or Sabre Sub or their respective executive officers, directors or affiliates, in each case as known to Travelocity.

    TRAVELOCITY AND THE ONLINE TRAVEL INDUSTRY

    The following information about the size of the overall travel industry, the opportunities associated with the online travel market in particular, and Travelocity's specific strategies is relevant to a determination as to the adequacy of the Offer.

    TRAVELOCITY OVERVIEW. Travelocity is a pioneer and market-leading brand in the online travel industry. Based upon gross travel bookings of $3.1 billion in 2001, Travelocity is the sixth-largest travel agency in North America. Travelocity has a database of 32 million members, consisting of persons who have registered voluntarily and free of charge on the company's websites. Travelocity strives to provide an increasingly powerful and efficient online shopping experience for its customers and maintains customer service centers dedicated to promoting customer satisfaction and loyalty. Travelocity has a network of supplier arrangements offering travel products for more than 700 airlines, more than 50,000 hotels, more than 50 car rental companies and eight major cruise lines.

    THE TRAVEL MARKET. Travel and tourism is the nation's largest services export industry, and the third largest retail sales industry, according to Travel Industry Association. According to Credit Suisse First Boston ("CSFB"), travelers in the United States spent approximately $200 billion on travel in 2001. The travel market outside of the United States represented another $250 to $300 billion in 2001.

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    THE ONLINE TRAVEL OPPORTUNITY.  Travel remains the largest and fastest growing sector of online purchasing activity. According to CSFB, despite the recent drop in the overall sale of travel services and products in the United States after the September 11 terrorist attacks, online travel sales grew by more than 40% in 2001. Nonetheless, online travel sales account for only 11% of the total U.S. travel market, representing a substantial growth opportunity for online travel agents such as Travelocity.

    Industry experts predict that online travel will continue to grow through "channel shift" as more and more consumers move online to shop for and book their travel arrangements. According to Jupiter Communications, 194 million people in the United States, or 68% of the population, will be using the Internet by 2005. Further, CSFB predicts that online travel purchases will represent approximately 23% of the total domestic travel market (or approximately $56 billion) by 2005. Delta Air Lines recently announced the elimination of base commissions for travel agents other than those such as Travelocity that have negotiated agreements with the airlines. Such action (particularly if replicated by other air carriers) may accelerate the shift of sales from traditional travel agents to online travel agents.

    THE TRAVELOCITY BUSINESS PLAN

    INCREASED EMPHASIS ON HIGHER-MARGIN PRODUCTS. Travelocity continues to focus on increasing sales of higher-margin travel products, such as merchant model air, hotel and vacation offerings. Travelocity continues to expand its product portfolio to include more inventory from major carriers, hotels and other travel suppliers. Travelocity has also recently expanded its agreement with Hotel Reservations Network, which allows Travelocity to sell higher-margin hotel rooms (without incurring operating expenses) and generates approximately $2 million to $3 million of additional revenue per quarter through performance warrants. Further, Travelocity has recently launched its own high-margin branded vacation product, Travelocity Vacations.

    OTHER INITIATIVES. In addition to pursuing its revenue diversification strategy, Travelocity continues to focus upon developing new technological tools designed to help customers more conveniently plan, shop for and buy travel products and services. Travelocity remains focused on customer relationship management initiatives designed to increase profitability by improving the number of multi-product sales per transaction. Finally, the company continues its international expansion designed to gain access to a portion of the substantial international travel opportunity.

    BUSINESS STRATEGIES AND RELATIONSHIPS OF TRAVELOCITY

    In an effort to broaden its product offerings, Travelocity continually engages in discussions and negotiations with travel suppliers in all of its product areas, including airlines, car rental companies, hoteliers, hospitality companies and cruises lines, regarding expanding or improving Travelocity's technology and product offerings with such suppliers. Negotiations with suppliers cover a broad range of issues, including new arrangements for the marketing and sale of suppliers' products. These negotiations cover such matters as commissions or service fees, marketing payments, access to wholesale and Web-only inventory, joint marketing opportunities and efforts to lower supplier distribution costs. In recent months, Travelocity has received an increasing number of requests from travel suppliers interested in reducing the commissions they pay and in lowering their distribution costs, including booking fees charged by Sabre to suppliers.

    A number of potential alternatives have been discussed by Travelocity and travel suppliers in an effort to reduce suppliers' distribution costs. These include, for example, restructuring the traditional economic relationships and payment flows among Travelocity, Sabre and travel suppliers. One method by which distribution costs, and particularly booking fees, may potentially be decreased is the establishment of models that result in direct bookings between a Travelocity site and the travel supplier's internal reservation system (or the economic equivalent thereof). Travelocity now has entered into contractual relationships relating to establishment of direct connections (or the economic

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equivalent thereof) with several major air carriers. Such connections would result in travel reservations being made directly between Travelocity and the supplier's system and therefore outside the Sabre computer reservation systems, which affects certain agreements in place between Sabre and Travelocity. See "Intercompany Agreements--Access Agreement" and "--Marketing and Fares Agreement" and "Conflicts of Interest" below. Establishing direct connections with major air carriers may involve risks, including additional expense and/or capital expenditures on the part of Travelocity and a reduction in the fees payable by Sabre under the Marketing and Fares Agreement (as defined below).

    In order to increase its sales of higher margin products, Travelocity's business plan calls for it to increase merchant model sales pursuant to which Travelocity serves as the merchant of record in the transaction rather than as a sales agent. In the merchant business, suppliers make inventory, such as airline seats, hotel rooms, car rentals, cruises, and vacation packages, available to Travelocity at wholesale or "net" rates. The merchant of record then sets the retail price that the customer pays and processes the transaction. The merchant business generally delivers higher revenue per transaction than comparable sales under the agency model, in which Travelocity acts as an agent in the transaction, passing a customer's reservation to the travel supplier and receiving a commission from the supplier for its services. Travelocity currently serves as the merchant of record for certain sales of airline tickets and components of vacation packages. Travelocity is expanding its merchant capabilities and inventory and is engaged in a number of discussions with third parties that could result in the acquisition by Travelocity of merchant businesses from such parties. Because of its ownership and control of Travelocity, Sabre is aware of Travelocity's merchant strategy and its discussions with third parties. See "Conflicts of Interest" below.

    Travelocity and its online travel competitors continually are striving to deploy new technologies designed to make online travel shopping more convenient, efficient and cost-effective for consumers and travel suppliers. Sabre is Travelocity's principal external technology vendor. Certain of Travelocity's competitors recently have introduced advanced technology based on certain "off-host" processing and searching functionality. Travelocity, independently of and through its technology agreements with Sabre, is endeavoring to meet or exceed these technological advancements. See "Intercompany Agreements" and "Conflicts of Interest" below.

    SABRE'S OWNERSHIP AND CONTROL OF TRAVELOCITY

    As a result of its Share ownership, Sabre exercises control over Travelocity and has the power to influence the election of a majority of the directors of Travelocity, the appointment of Travelocity's management and the approval of actions requiring a vote of Travelocity's stockholders. Currently, the following five directors of Travelocity are also either directors or officers of Sabre, constituting a majority of the board of directors of Travelocity:

NAME                                            POSITION WITH SABRE
----                                   -------------------------------------
William J. Hannigan..................  Chairman of the Board, Chief
                                       Executive Officer and President
Jeffery M. Jackson...................  Executive Vice President, Chief
                                       Financial Officer and Treasurer
Michael S. Gilliland.................  Executive Vice President and Chief
                                         Marketing Officer
Paul C. Ely, Jr......................  Director
Glenn W. Marschel, Jr................  Director

    Mr. Hannigan is also the Chairman of the Board of Travelocity.

    Accordingly, Sabre has the power to influence Travelocity's business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with major suppliers

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and other strategic partners. Under intercompany agreements among Sabre and its affiliates, Travelocity and the Partnership, Sabre or its affiliates provide to Travelocity, among other things, marketing, management, technology, intellectual property accounting and other services. See "Intercompany Agreements" below.

    SABRE'S OWNERSHIP AND CONTROL OF THE PARTNERSHIP

    In January 1995, Sabre established a separate business unit for its consumer-direct online travel services. The website for the Travelocity operating unit was launched in March 1996. In 1999, Sabre created a new company named Travelocity.com Inc.

    In March 2000, Sabre completed the merger (the "Preview Merger") of Travelocity and Preview Travel, Inc. ("Preview Travel"), combining the Travelocity business unit and Preview Travel in a holding company/partnership structure. Travelocity common stock then began trading on the Nasdaq National Market under the symbol "TVLY."

    Travelocity is a holding company whose principal assets consist of an approximate 40% partnership interest in the Partnership, which is a Delaware limited partnership that was formed on September 30, 1999. The Partnership owns the combined online travel businesses formerly conducted by the Travelocity business unit and Preview Travel. Sabre and its subsidiaries own the remaining partnership interest in the Partnership. The Partnership is governed by a nine-member board of directors, which currently is comprised of the nine members of Travelocity's board. Sabre has the right to elect four directors of the Partnership, and Travelocity (through its board of directors, which is controlled by Sabre) has the right to elect the remaining five directors.

    The partners in the Partnership are:

    - Travelocity and its wholly-owned subsidiary, Travelocity.com LP Sub, Inc.; and

    - Sabre and its wholly-owned subsidiaries Travelocity Holdings, Inc. ("Travelocity Holdings") and TSGL Holding, Inc. ("TSGL Holding" and, together with Travelocity Holdings, the "Sabre Partners").

    The general partners of the Partnership are Travelocity and Travelocity Holdings. The other partners are limited partners.

    One partnership unit is economically equivalent to one Share. For this reason, when Travelocity issues new Shares, the Partnership issues additional partnership units to Travelocity, and when Travelocity acquires its own Shares, it returns the same number of partnership units to the Partnership.

    To enable the Sabre Partners to maintain their proportionate interest in the Partnership, Travelocity Holdings has the right to contribute cash or property to the Partnership in exchange for partnership units when the Partnership issues additional partnership units to Travelocity because Travelocity is issuing new Shares. However, the Sabre Partners do not have this right when Travelocity issues Shares to employees upon the exercise of stock options. The Sabre Partners' equity interest in the Partnership, and the equity interest of Travelocity's public stockholders, are diluted in such case.

    As long as the Sabre Partners own 30% or more of the partnership units, a special majority of the Partnership's board, including at least one director designated by Travelocity and one director designated by Travelocity Holdings, must approve any action to admit a new partner; to consolidate or merge the Partnership with another entity; to liquidate or dissolve the Partnership, initiate bankruptcy proceedings or dispose of substantially all of the Partnership's assets; to issue, directly or indirectly, any partnership units other than as expressly permitted by the partnership agreement; or to make distributions of cash or property to partners, or acquire partnership interests, except as expressly permitted by the partnership agreement; and, until the expiration of such provision on March 7, 2002,

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to enter into any line of business other than providing consumer-direct travel content, travel reservation services and related goods and services through Internet websites.

    The partnership agreement contains customary provisions regarding the partners' capital accounts, the allocation of profits and losses and distributions to the partners. The Partnership will make distributions to the partners so they may pay any taxes they incur in connection with their proportionate share of the results of operations of the Partnership. As the tax matters partner, Travelocity Holdings will make tax elections for the Partnership and cause the Partnership to prepare tax returns.

    The partnership agreement provides that Travelocity must contribute to the Partnership the tax benefit that Travelocity realizes from the use of net operating loss carryforwards acquired from Preview Travel in the Preview Merger. As a result, the partners will share the benefit associated with Preview Travel's losses in proportion to their ownership of the Partnership. In addition, the partnership agreement provides that Travelocity must make contributions to the Partnership if Travelocity receives tax benefits attributable to its share of the Partnership's losses.

    INTERCOMPANY AGREEMENTS

    Travelocity, the Partnership, Sabre and Sabre Inc. (the "Sabre Operating Company") have entered into various intercompany agreements, the material terms of which are summarized below. In addition to the information provided below, the agreements include provisions for early termination, confidentiality, indemnification, limitation of liability and other terms and conditions. The relationships between Sabre and Travelocity described below and in "Business Strategies and Relationships of Travelocity" above are collectively referred to as the "Parent-Subsidiary Relationships."

    ACCESS AGREEMENT. On March 7, 2000, the Partnership and the Sabre Operating Company entered into an access agreement for the provision of booking services and travel content to the Partnership. This agreement gives Travelocity access to the travel content within the Sabre computer reservation system and allows Travelocity to provide such travel content to the users of the Travelocity website. The agreement generally restricts the Partnership's use of specified booking services that compete with the Sabre Operating Company's services. In the access agreement, the Partnership has the right to establish direct connections with travel suppliers' internal reservation systems; however, if the Partnership exercises this right, messages relating to supplier direct bookings cannot go through the Sabre computer reservation system. In addition, if the Partnership does not book a specific percentage each year of its prior year's bookings through the Sabre computer reservation system, the Partnership will be required to pay to the Sabre Operating Company an amount determined by reference to the minimum booking threshold specified in the access agreement.

    Similar to many of the arrangements with travel agents, the Sabre Operating Company pays fees to the Partnership based on the gross number of travel segments that are booked through the Partnership in the Sabre system and the gross number of passenger name records in the Sabre system that originate through the Partnership and are referred to a Sabre-affiliated travel agency for ticketing. The Sabre Operating Company also pays fees to the Partnership for additional marketing obligations undertaken by the Partnership.

    For 2000 and 2001, the Sabre Operating Company paid the Partnership approximately $43 million and $68 million, respectively, under the Access Agreement.

    The Partnership pays fees to the Sabre Operating Company based on the Partnership's use of messages and terminal addresses in the Sabre system. In 2000 and 2001, the Partnership paid the Sabre Operating Company approximately $15 million and $24 million, respectively, in connection with its use of messages and terminal addresses.

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    On March 7, 2004 and at the end of each subsequent four-year period during term of the access agreement, the pricing structure opens for renegotiation within parameters appropriate for Sabre customers of similar size, configuration and business activity to the Partnership and other relevant market comparisons. If the access agreement had not been in effect during 2000 and 2001, Sabre would not have received net fees of $28 million and $44 million, respectively, from the Partnership.

    The access agreement terminates on March 7, 2015, although the Partnership may terminate the agreement earlier if Sabre fails to remain one of the four largest global distribution systems in the North American market, as determined by the number of air travel bookings in North America, or upon the occurrence of certain defaults under the technology services agreement.

    MARKETING AND FARES AGREEMENT. Following authorization by the corporate governance committee (which is described below under "Conflicts of Interest") of the Travelocity board of directors, on or about October 16, 2001, the Partnership signed the First Amended and Restated Marketing Agreement to Facilitate the Sale of Non-Published Fares (the "Marketing and Fares Agreement") between the Partnership and the Sabre Operating Company, effective retroactively to August 22, 2001. The term of the Marketing and Fares Agreement is three years. Pursuant to the Marketing and Fares Agreement, the Sabre Operating Company agreed to reimburse the Partnership for certain incentive payments the Partnership provides to airlines in order to obtain access to certain supplier inventory, favorable commission or service fee agreements or certain exclusive marketing rights. The Marketing and Fares Agreement provides, however, that the Partnership will not receive the payments from the Sabre Operating Company if the Partnership promotes, provides or facilitates direct bookings for such carriers. Under the terms of the Marketing and Fares Agreement, the Partnership is obligated to use commercially reasonable efforts to provide the Sabre Operating Company with equivalent economic value for the payment of such marketing fees. The Partnership could be required to repay to the Sabre Operating Company all or a portion of these incentive payments if the Partnership does not provide such equivalent economic value to Sabre. Pursuant to the Marketing and Fares Agreement, the Sabre Operating Company paid the Partnership approximately $1.3 million in 2001 and it is expected that the Sabre Operating Company would pay the Partnership approximately $20 million in 2002.

    INTELLECTUAL PROPERTY AGREEMENT. The Sabre Operating Company and the Partnership entered into an intellectual property agreement on March 7, 2000 pursuant to which the rights granted and restrictions imposed on both parties with respect to the pool of intellectual property subject to the agreement continue in perpetuity. Each party agreed, for a period of 15 years, to contribute any new intellectual property that has application in the other party's business, whether developed internally or acquired from a third party, to the pool of intellectual property that will be freely and irrevocably available for use by the other in its own business.

    The obligation of both parties to contribute newly acquired or developed intellectual property to the pool (i) will automatically terminate if the Sabre Operating Company no longer possess at least 20% of the Partnership units or otherwise no longer has control of the Partnership, (ii) may be terminated by the Partnership if, after the expiration of the two-year non-competition agreement described above, the Sabre Operating Company enters into a business that would have been subject to the non-competition restriction and (iii) may be terminated by the Sabre Operating Company if the Partnership enters into the business of distributing travel inventory directly to travel agents or corporations or travel technology to any travel industry suppliers.

    The agreement imposes no restrictions on a party's ability to license its own intellectual property, except that certain intellectual property paid for by the other party at specified rates may not be licensed to its competitors. Each party also may grant sublicenses under the other party's intellectual property, but only to third parties who are not competitors of such party. Except under specific circumstances, neither party is subject to any licensing fee or royalty payment in connection with its use or permitted sublicensing of the other party's intellectual property contributed to the pool. However,

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the Sabre Operating Company may be required to pay the Partnership a reasonable market-based fee to be negotiated in good faith between the parties if the Sabre Operating Company sublicenses a new or updated version of the technology used by the Partnership to distribute consumer direct Internet travel services or products.

    RETAINED SERVICES AGREEMENT. On July 1, 2001, the Partnership and the Sabre Operating Company entered into a technology services agreement for the provision of certain base services, including desktop, voice and data management services, Web hosting services and development services. The agreement also covered non-exclusive variable services that the Sabre Operating Company could provide at the Partnership's request. In July 2001, Sabre closed a sale of certain of its airline infrastructure outsourcing assets to Electronic Data Systems Corp. ("EDS"). Immediately prior to such sale, on July 1, 2001, the Sabre Operating Company and Travelocity terminated an existing technology services agreement and replaced it with two new agreements (a web hosting agreement covering web hosting services and a retained services agreement) covering the remainder of the services previously provided under the technology services agreement. The web hosting agreement was assigned to EDS as part of the asset sale. Under the retained services agreement, the Sabre Operating Company has the exclusive right to provide certain base services and specified variable services to the Partnership, which include the following:

    - DEVELOPMENT. The Sabre Operating Company provides to the Partnership application development services with respect to the software comprising the Sabre computer reservation system based on rolling annual development requirements and project plans. The parties have established guidelines designed to protect and, in some cases, license and sublicense the intellectual property developed through the development services provided by the Sabre Operating Company, by the Partnership or through the joint development of a project by the Sabre Operating Company and the Partnership. The development services provisions last for a period of 15 years.

    - DATA AND VOICE MANAGEMENT. Until March 31, 2003, the Sabre Operating Company agreed to provide standard data and voice management services to the Partnership, including the arrangement and management of a domestic data network, internet access, custom data network, remote connectivity, inbound/outbound voice, voicemail and 800 services. Data and voice management services generally are priced as a pass-through of charges assessed by third party network providers, together with a management fee payable to the Sabre Operating Company.

    MANAGEMENT SERVICES AGREEMENT. On March 7, 2000, Travelocity Holdings and the Partnership entered into a management services agreement under which Travelocity Holdings supervises and manages the day-to-day operations of the Partnership, subject to the direction and oversight of the Partnership's board of directors. The agreement terminates upon the termination of the Partnership. As the Partnership's agent, Travelocity Holdings acts for the Partnership with respect to the management of the Partnership's operations, personnel, maintenance of accounting records, and execution and performance of contracts and licenses, among other responsibilities. Pursuant to the agreement, Travelocity Holdings does not have the independent authority without the consent of the Partnership to give any notice, consent to the taking of any action under or otherwise act on behalf of the Partnership with respect to any agreement or transaction between the Partnership and Travelocity Holdings or any affiliate of Travelocity Holdings. In addition, Travelocity Holdings does not have the authority to approve, on the Partnership's behalf, any decisions that would require a supermajority vote under a specified provision of the partnership agreement.

    Travelocity Holdings designates the executive officers of the Partnership, subject to the approval of the Partnership's board of directors. As part of the organizational structure put in place at the time of the Preview Merger to, among other reasons, ensure compliance by Travelocity Holdings with certain provisions of the Investment Company Act of 1940, Travelocity Holdings employs and pays the senior

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executive officers of the Partnership (including Terrell B. Jones, who is also the President and Chief Executive Officer and a director of Travelocity) and all other persons providing services under the management services agreement. There are currently approximately 18 other such persons.

    In return for its services, the Partnership pays Travelocity Holdings a fee equal to 105% of Travelocity Holdings' costs and expenses in performing services under the management services agreement (including executive salaries). The Partnership has granted to Travelocity Holdings options to acquire Shares to enable Travelocity Holdings to concurrently grant to its employees options to acquire Shares on the same terms. When these options are exercised, the Partnership will transfer Shares to Travelocity Holdings, which will then transfer such Shares to its employees. This will dilute Sabre's interest in the Partnership and Travelocity's public stockholders' interest in the Partnership.

    ADMINISTRATIVE SERVICES AGREEMENT. Pursuant to an administrative services agreement, dated as of March 7, 2000, between the Partnership and the Sabre Operating Company, the Sabre Operating Company agreed to provide administrative services to the Partnership for a term of 15 years with automatic renewals for one year periods. The administrative services agreement categorizes the services as optional administrative services, such as legal, medical, finance, accounting, facilities, corporate travel and executive support, and required services, such as tax administration and human resources compliance services. Generally, any optional administrative service may be terminated by either party on six months' notice, effective as of June 1 or December 1 of the applicable calendar year. Most of the optional services are provided at the Sabre Operating Company's cost plus a 10% margin and the required services are provided at the Sabre Operating Company's sole cost. The Partnership may request additional optional services at least 90 days prior to the start of the Sabre Operating Company's fiscal year. The Sabre Operating Company may reclassify certain mandatory services as optional services upon notice to the Partnership.

    REGISTRATION RIGHTS AGREEMENT. Travelocity entered into a registration rights agreement with the Sabre Operating Company, TSGL Holding and Travelocity Holdings relating to the registration of all of the Shares that Sabre and its affiliates held at the time of the Preview Merger or would acquire in the future. Under this agreement, Sabre has the right to require Travelocity to use its best efforts to register under the Securities Act of 1933, as amended, all Shares that Sabre holds, including Shares that Sabre receives upon the exchange of Partnership units owned by Sabre and its affiliates. Travelocity is not required to effect more than one demand registration in any 12-month period. Sabre also has the right to participate in, or "piggy-back" onto, registrations connected to equity offerings initiated by Travelocity, subject to reduction of the size of the offering on the advice of the managing underwriter. Sabre pays all expenses relating to the demand registration requests under the agreement, and Travelocity pays all expenses relating to piggy-back registrations under the agreement. In either case, Sabre is responsible for underwriters' discounts and selling commissions with respect to the sale of the Shares that Sabre owns and the fees and expenses of its counsel in connection with each registration.

    NONCOMPETITION AGREEMENT. On March 7, 2000, Sabre, the Sabre Operating Company, Travelocity and the Partnership entered into a noncompetition agreement, which expired by its terms on March 7, 2002. Pursuant to the noncompetition agreement, Sabre was generally prohibited, subject to certain exceptions, from competing with Travelocity in the consumer-direct real-time travel reservations, service and content business through the Internet. The noncompetition agreement also prohibited Sabre from controlling any entity that offered real-time travel-related reservations, services and content directly to consumers through a travel-related Internet site generally available to all Internet users. The noncompetition agreement further provided that, if Sabre acquired an entity that provided such services, Sabre was required to divest itself of such business within one year of acquiring control of such entity, regardless of whether such one-year period extended beyond the term of the noncompetition agreement. There were no discussions among the parties regarding renewing or extending the noncompetition agreement.

    EXECUTIVE TERMINATION BENEFITS AGREEMENTS/EMPLOYMENT AGREEMENTS

    Travelocity, through Travelocity Holdings, has executive termination benefits agreements (collectively, the "Agreements" and individually, an "Agreement") with each of Terrell B. Jones, Ramesh K. Punwani, James D. Marsicano, Andrew B. Steinberg and Christopher McAndrews.

    The benefits provided by the respective Agreement with each of Messrs. Jones, Punwani, Marsicano and Steinberg are triggered by their termination (i) by Travelocity Holdings or one of its subsidiaries or affiliates (the "Employer") at any time within the first 24 months following a change in control or a change in the equity structure (each as defined below), (ii) by the Employer at any time within 180 days prior to a change in control or a change in the equity structure or (iii) by him for good reason (as described below) at any time within the first 24 months following a change in control or a change in the equity structure of Travelocity.

    The benefits provided by the Agreement with Mr. McAndrews are triggered by the termination of Mr. McAndrews (i) by the Employer within the first 24 months following a change in control, (ii) by the Employer at any time within 180 days prior to a change in control or (iii) by Mr. McAndrews for good reason at any time within the first 24 months after a change in control.

    Mr. Jones's Agreement provides that upon a termination discussed above, Mr. Jones will receive from the Employer in a lump sum payment on the first day of the month following the termination date equal to:

    - if a change of control has occurred, two times the greater of (A) the sum of his annual base salary and target bonus as in effect at the termination date or (B) the sum of his annual base salary and target bonus in effect on the change of control date; or

    - if a change in equity structure has occurred, the greater of (A) the sum of his annual base salary and his annual target bonus as in effect at the termination date, or (B) the sum of his annual base salary and his annual target bonus as in effect at the change in equity structure date.

    Each of the Agreements with Messrs. Punwani, Marsicano and Steinberg provides that upon a termination discussed above, he will receive from the Employer in a lump sum payment on the first day of the month following his termination date an amount equal to:

    - if a change of control has occurred, the greater of (A) the sum of his annual base salary and target bonus as in effect at the termination date or (B) the sum of his annual base salary and target bonus in effect on the change of control date; or

    - if a change in equity structure has occurred, the greater of (A) the sum of one-half times his annual base salary and one-half times his annual target bonus as in effect at the termination date, or (B) the sum of one-half times his annual base salary and one-half times his annual target bonus as in effect at the change in equity structure date.

    Mr. McAndrews's Agreement provides that in the event a change in control has occurred, the Employer will pay Mr. McAndrews in a single lump sum payment on the first day of the month following the termination date an amount equal to the greater of (i) the sum of his annual base salary and two times his target bonus as in effect at the termination date, or (ii) the sum of his annual base salary and two times his target bonus as in effect on the change in control date. Under Mr. McAndrews's Agreement, if his employment is terminated without cause for any reason other than in connection with a change in control, or if, without Mr. McAndrews's prior written consent, Travelocity Holdings were to materially reduce his base salary or target bonus or permanently relocate his position to a facility or location more than 25 miles from his present work location, then Travelocity Holdings agreed to (a) pay Mr. McAndrews severance in an amount equal to the sum of one year's base plus one year's target bonus (as each existed prior to such event), (b) accelerate the vesting of all of his unvested options to purchase Shares to the date of such event, (c) continue his benefits for one year from the date of such event and (d) provide Mr. McAndrews with a 90-day period following the date of such event to exercise his vested options.

    Under Mr. Jones's Agreement, the Employer agreed to continue to provide to Mr. Jones health and other insurance benefits for a 24-month period in the case of a change of control, or for a 12-month period in the case of a change in equity structure, following the termination date. Under each of Messrs. Punwani's, Marsicano's and Steinberg's Agreements, the Employer will continue to provide to him health and other insurance benefits during the 12-month period, in the case of a change in control, or six-month period, in the case of a change in equity structure, following the termination date. Under
Mr. McAndrews's Agreement, the Employer will continue to provide to him health and other insurance benefits during the 12-month period following the termination date. Under each of the Agreements, the provision by the Employer of such health and other insurance benefits will terminate in the event the officer or his spouse becomes eligible for comparable employer provided coverage from any other employer, whether or not he and his spouse accepts or elects such alternative coverage.

    With respect to stock based compensation plans, under each of the Agreements, upon termination of employment, (i) any issued and outstanding stock options and stock appreciation rights granted in connection with such options issued under Travelocity Holdings' 1999 Long-Term Incentive Plan or any successor plan (the "LTIPs") will become 100% vested and immediately exercisable and will be exercisable for at least 90 days (or such longer period of time as specified in the LTIPs), unless the option term would otherwise expire earlier; and (ii) the right to any other stock-based compensation granted under the LTIPs will also immediately vest (to the extent they have not vested) in accordance with the LTIPs. Under each of Messrs. Jones's, Punwani's, Marsicano's and Steinberg's Agreements, in the event of a change in control, any unvested Sabre stock options or performance shares will be converted into Travelocity stock options or deferred stock in an equivalent value, such options and stock shall become immediately 100% vested and exercisable, and the officer will have 90 days to exercise such options, unless the option term would otherwise expire earlier. Under Mr. Jones's Agreement, in the event of a change in equity structure, Travelocity Holdings will use its best efforts to cause Sabre to 100% vest and make immediately exercisable any unvested Sabre stock options.

    Each of the Agreements provides that in the event that the payments and other benefits provided for in such Agreement or otherwise payable thereunder
(i) constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) but for such Agreement would be subject to excise tax imposed by Section 4999 of the Code (or any corresponding provision of state income tax law), then such benefits under the respective Agreement shall either be (A) delivered in full or (B) delivered as to such lesser extent which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt on an after-tax basis, of the greater amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless agreed to otherwise, the determination will be made by Travelocity Holdings' independent public accountants.

    The right to payments, vesting and other benefits under each Agreement is subject to the respective officer's compliance with covenants not to compete with the business of Travelocity Holdings and its parents, subsidiaries, affiliates, successors and assigns or solicit any such entity's employees for specified periods ranging from 12 to 24 months.

    Under each of the Agreements, Travelocity Holdings must require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Travelocity Holdings to agree to perform the Agreement in the same manner and to the same extent that Travelocity Holdings would be required to perform it if no change in control or change in equity structure had taken place.

    Under the Agreements, a "change of control" is deemed to have occurred if
(i) any person, without the prior approval of the Travelocity board of directors, becomes the beneficial owner, directly or indirectly, of voting securities of Travelocity representing both (A) 25% or more of the voting power of Travelocity's then outstanding voting securities and (B) a percentage of the voting power of Travelocity's then outstanding voting securities which is equal to or greater than the percentage of voting power as is represented by the voting securities beneficially owned, directly or indirectly, by Sabre;
(ii) the directors of Travelocity as of March 7, 2000 (the "Incumbent Board") cease for any reason to constitute at least a majority of the board of directors of Travelocity, provided, however, that any individual becoming a director after March 7, 2000 whose election, or nomination for election by the Travelocity stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the board of directors of Travelocity;
(iii) the consummation of a merger, consolidation or similar reorganization of Travelocity or in which securities of Travelocity are issued, unless such transaction is a "Non-Control Transaction" (as defined below); (iv) the sale or other disposition of all or substantially all of the assets of Travelocity to any person or entity (other than a transfer to a related entity or under conditions that would constitute a Non-Control Transaction with the disposition of assets being regarded as a merger, consolidation or similar transaction of Travelocity or in which securities of Travelocity are issued for this purpose);
(v) a complete liquidation or dissolution of Travelocity; or (vi) any other event to which, in the opinion of the board of directors of Travelocity Holdings, is within the intent of clauses (i) through (v) of this sentence. For purposes of each Agreement, a "Non-Control Transaction" occurs when, in the context of an event described in clause (iii) or (iv) of the preceding sentence,
(x) the stockholders of Travelocity immediately before such event beneficially own, directly or indirectly, at least 50% of the combined voting power of the outstanding voting securities of (1) the surviving corporation, if 50% or more of the combined voting power of the then outstanding voting securities of the surviving corporation is not beneficially owned, directly or indirectly, by a parent corporation, or (2) the parent corporation, if 50% or more of the combined voting power of the surviving corporation's then outstanding voting securities is beneficially owned, directly or indirectly, by such parent corporation; and (y) the individuals who were members of the board of directors of Travelocity immediately prior to the Preview Merger constitute at least a majority of the members of the board of directors of, (I) the surviving corporation, if 50% of the combined voting power of the then outstanding voting securities of the surviving corporation is not beneficially owned, directly or indirectly, by a parent corporation, or (II) the parent corporation, if 50% or more of the combined voting power of the surviving corporation's then outstanding voting securities is beneficially owned, directly or indirectly, by such parent corporation.

    Under the Agreements, in no event will a change in control be deemed to occur solely by reason of (i) a distribution to Sabre's stockholders, whether as a dividend or otherwise, of all or any portion of the voting securities held, directly or indirectly, by Sabre (including, without limitation, a distribution to Sabre's stockholders of securities of Travelocity), (ii) a sale of all or any portion of the voting securities held, directly or indirectly, by Sabre in an underwritten public offering (including, without limitation, the sale of Travelocity's securities in an underwritten public offering) or (iii) any person or entity acquiring beneficial ownership of more than the permitted amount of the then outstanding voting securities as a result of the acquisition of voting securities by Travelocity which, by reducing the voting securities then outstanding, increases the proportional number of shares beneficially owned by such person or entity, provided that if a change in control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by Travelocity, and after such share acquisition by Travelocity, such person or entity becomes the beneficial owner of any additional voting securities which increases the percentage of the then outstanding voting securities beneficially owned by the such person or entity, then a change of control will occur.

    For purposes of the Agreements, a "change in equity structure" means any transaction or series of transactions by which Sabre or Travelocity Holdings
(i) acquires all of the outstanding stock of Travelocity (except in connection with a transaction also resulting in a change in control) or (ii) converts into or exchanges the Shares for any security of Sabre, including but not limited to a "tracking stock." The Offer and the Merger, if consummated, will constitute a change in equity structure.

    For purposes of the Agreement with each of Messrs. Jones, Punwani, Marsicano and Steinberg, good reason is deemed to exist if without the officer's written consent, one or more of the following events occurs at any time during the first 24 months after a change in control or change in equity structure: (A) he is not appointed to, or is otherwise removed from, any office or position with Travelocity Holdings or its subsidiaries or affiliates that is held by him immediately prior to the change in control or change in equity structure for any reason other than cause (as defined below); (B) his base salary rate or potential target bonus is reduced below that in effect immediately prior to the change in control or change in equity structure for any reason other than cause;
(C) his principal office is moved without his consent to a location more than 25 miles from its location immediately prior to the change in control or change in equity structure, unless in conjunction with a relocation of Travelocity's headquarters to San Francisco or its surrounding metropolitan area; (D) he suffers a significant adverse change in the nature or scope of the authorities, powers, functions, responsibilities, reporting relationships or duties attached to the position with Travelocity Holdings or its subsidiaries or affiliates which he held immediately prior to the change in control or change in equity structure; (E) he determines in good faith that a change in circumstances has occurred following a change in control or change in equity structure which has rendered him substantially unable to carry out, has substantially hindered his performance of, or has caused him to suffer a substantial reduction in, any of the authorities, powers, functions, responsibilities reporting relationships or duties attached to the position immediately prior to the change in control or change in equity structure; (F) for any other reason other than in connection with a bona fide restructuring of his benefits that does not reduce the overall level of such benefits, Travelocity Holdings asserts its intention to reduce or reduces any benefit provided to him below the level of such benefit provided immediately prior to the change in control or change in equity structure, other than pursuant to the terms of any employment agreement between Travelocity Holdings or a subsidiary of Travelocity Holdings and him, unless Travelocity Holdings agrees to fully compensate him for any reduction; (G) a successor to Travelocity Holdings does not assume and agree to the terms of the Agreement; or
(H) Travelocity Holdings purports to terminate his employment other than in accordance with a notice of termination. Mr. McAndrews's Agreement contains the same provisions, except that good reason is deemed to exist only upon a change in control.

    For purposes of each of the Agreements, "cause" is defined as (i) an indictment for a felony involving moral turpitude, (ii) theft or embezzlement of property from Travelocity Holdings or other act of dishonesty related to the officer's employment, (iii) violation of a key Travelocity Holdings' policy,
(iv) competition with Travelocity Holdings, diversion of corporate opportunity or other serious conflict of interest or self-dealing inuring to the officer's benefit and Travelocity Holdings' detriment or (v) willful or grossly negligent misconduct or failure substantially to perform the duties of the officer's position, but only if such has continued after receipt of such notices and cure periods as are provided for by Travelocity Holdings' disciplinary process.

    Each of Messrs. Punwani, Marsicano, Steinberg and McAndrews is also a party to an employment letter agreement with Travelocity Holdings. The employment letter agreements, which do not establish a fixed term of employment, provide each such executive with travel privileges, and include a non-competition covenant and, effective following termination of employment, a non-solicitation covenant.

    CONFLICTS OF INTEREST

    Under Article Eight of Travelocity's Restated Certificate of Incorporation, prior to March 7, 2002, Travelocity could not enter into any transaction or agreement with Sabre (or with any material customer or supplier of Sabre), or amend, modify, terminate or waive any contractual right of Travelocity thereunder, without first obtaining the approval of at least one Travelocity director independent of Sabre or of a majority of such independent directors acting under guidelines adopted by them. In addition, at the time of Travelocity's formation, both Travelocity and Sabre recognized that certain conflicts of interest might arise between the entities because of Sabre's controlling ownership of Travelocity Shares, Sabre's control of Travelocity's board and the intercompany agreements. In light of these circumstances, the Board of Directors of Travelocity created a corporate governance committee, consisting entirely of directors independent of Sabre, to monitor the business and financial relationships (such as the Parent-Subsidiary Relationships) between Travelocity and Sabre and to oversee Travelocity's policies and procedures with respect to conflicts of interest and corporate opportunity. Thereafter, the corporate governance committee adopted guidelines for approval of transactions between Travelocity on the one hand and Sabre (or its material customers or suppliers) on the other. At the time of the Offer, the corporate governance committee consisted of F. William Conner and James J. Hornthal and Kathleen Misunas.

    In its deliberations over the Offer, the Special Committee considered potential conflicts of interest between Sabre and Travelocity, in connection with intercompany agreements, corporate opportunities, customer and supplier relationships or otherwise, and Travelocity's ability to implement its business strategies in a manner that was most favorable to Travelocity, its stockholders, and its customers and suppliers. The Special Committee took into account the Parent-Subsidiary Relationships (See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Business Strategies and Relationships of Travelocity" and "--Intercompany Agreements"), and whether they might have a bearing upon the valuation of Travelocity's securities or the adequacy of the Offer. Based upon the February 18, 2002 letter of Mr. Hannigan to the Travelocity board of directors, stating that "the long-term strategies of Sabre and Travelocity are converging," the Special Committee considered whether such convergence would contribute to increasing conflicts of interest between Sabre and Travelocity should Travelocity remain a publicly-held entity. (See "Item 4. The Solicitation or Recommendation--Background of the Transaction.") The Special Committee also considered the contractual and other obligations of Sabre and its affiliates to Travelocity in the context of intercompany dealings over its technology development needs, its negotiations with travel suppliers (particularly as to their demands for direct booking connections or their economic equivalent), and its merchant model opportunities. The Special Committee received legal advice from Locke Liddell & Sapp LLP ("Locke Liddell") and Richards, Layton & Finger, P.A. ("Richards Layton") in connection with such deliberations.

    CERTAIN OTHER MATTERS RELATING TO ACQUISITIONS AND STRATEGIC RELATIONSHIPS

    To further Travelocity's strategic objective of increasing its merchant model sales, Travelocity is currently engaged in discussions with third parties concerning the acquisition of certain businesses in the travel industry that have merchant capability. As a result of such discussions, Travelocity recently issued a non-binding expression of interest to acquire an online and offline provider of leisure travel products and technology. In addition, Travelocity has entered into a confidential non-binding letter of intent regarding a proposed acquisition by Travelocity of a privately held online travel vendor with merchant hotel and vacation package capability. The proposed acquisition is subject to, among other things, the negotiation of definitive documentation. There can be no assurance that Travelocity will enter into definitive documentation relating to such proposed acquisition. In January 2002, Sabre offered to provide cash funding for this proposed acquisition in exchange for Shares. Prior to Travelocity and Sabre reaching an agreement with respect to such arrangement, Sabre announced its intent to commence the Offer. Sabre then offered in mid-February 2002 to provide a loan, directly or through one of its subsidiaries, to Travelocity in an aggregate amount of up to approximately $43 million to help Travelocity fund the purchase price for such proposed transaction. The loan, which would not be contingent on the success or completion of the Offer, would bear interest at a rate equal to six-month LIBOR plus 150 basis points. The execution of such loan requires approval of the Travelocity board, after review thereof by the corporate governance committee.

    Travelocity is the exclusive provider of air, car and hotel booking services for Yahoo! pursuant to an agreement that expires at the end of 2002. Travelocity is currently in discussions with Yahoo! to extend the agreement. There can be no assurance that the agreement will be extended or, if extended, as to the terms of the extended agreement. The failure to extend this agreement on terms attractive to Travelocity could result in a material adverse effect on Travelocity's business, financial condition and results of operations.

    NO CHANGE OF MANAGEMENT

    According to the Schedule TO, Sabre has no current plans, proposals or negotiations which relate to or would result in any change in the management of Travelocity (other than Sabre's intention to appoint a board of directors comprised solely of members of Travelocity's and Sabre's management after the Merger) or any change in any material term of the employment contract of any executive officer. In the Schedule TO, Sabre expressly reserved the right to change its business plans with respect to Travelocity based on future developments.

    NO CHANGE IN EMPLOYEE MATTERS

    In the Schedule TO, Sabre stated that it "will assume all existing Travelocity employee stock options and retain the same vesting schedules, terms and conditions that currently govern those options," and that "Travelocity's compensation plans would remain in place during 2002 and would be reviewed for 2003 in a manner similar to the way such plans are currently reviewed at Travelocity."

    INTERCOMPANY OBLIGATIONS

    During 2001, revenues to Travelocity from Sabre were approximately $68,159,000. Sabre and Travelocity Holdings charge expenses to Travelocity to cover certain data processing, communication, labor, ticket fulfillment, employee benefits, facilities rental, marketing services, management services, legal fees and certain other administrative costs based on employee headcount or actual usage of facilities and services. These amounts generally approximate the cost to Sabre for providing such services. However, some of the administrative services provided by Sabre and Travelocity Holdings are provided at cost plus a marginal markup depending on the services. These expenses totaled $224,788 in 2001. For a description of such agreement, see "Intercompany Agreements" above.

    DIRECTOR COMPENSATION

    Upon election to the board, directors who are not employees of Sabre, Travelocity, the Partnership or Travelocity Holdings receive options to purchase 20,000 Shares. Directors also receive options to purchase 1,000 Shares for each board meeting attended and options to purchase 500 Shares for each committee meeting attended. Options granted to non-employee directors have an exercise price equal to the fair market value of the Shares on the grant date, have a 10-year term and fully vest one year after the grant date. Directors who retire from the board after five years of service or upon reaching the age of 65 may exercise their options for 12 months after retirement. Prior service with Sabre, Preview Travel or any of their affiliates as a director or employee counts towards this service requirement. Mr. Hornthal, who is a director and employee of Travelocity, received an option grant of 20,000 Shares upon his election as a director and additional options during his employment with

Travelocity. However, all such options were granted to Mr. Hornthal in his capacity as an employee of Travelocity.

    All directors are reimbursed for reasonable travel expenses related to attendance at board and committee meetings. In addition, effective 2002, each independent, outside director receives $1,500 for each board meeting attended in person, $1,000 for each board meeting attended by telephone, and $500 for each committee meeting attended in person and $300 for each committee meeting attended by telephone. As compensation for services rendered in connection with serving on the Special Committee, each member will receive $5,000 per meeting of the Special Committee that he or she attends. In addition, Mr. Conner will receive $25,000 for his service as Chairman of the Special Committee and Ms. Misunas will receive $15,000 for her service as a member of the Special Committee. Other than expense reimbursements, the cash payment and the stock options described above, no other compensation is paid to directors for service on the board or on any board committee.

    CERTAIN RELATIONSHIPS

    Several of the directors of Travelocity are also directors of Sabre or its affiliates. These directors are also stockholders of Sabre or its affiliates. See "Securities Owned by Directors and Executive Officers" below.

    Mr. Hornthal, a director of Travelocity, owns approximately 11% of the capital stock of CNX Media, Inc. ("CNX"), on a fully diluted basis. In addition, the Partnership owns approximately 31% of the capital stock of CNX on a fully diluted basis. The Partnership and CNX were parties to a services and license agreement between them (or their predecessors-in-interest, as applicable), which was in effect from December 31, 1998 to March 11, 2002. In 2001, Travelocity paid CNX $238,000 under the agreement, and did not receive any payments from CNX. Travelocity and CNX were involved in litigation related to the scope and enforceability of terms of the agreement and CNX's alleged interference with a prospective contractual relationship between the Partnership and third parties regarding a television-related venture. The parties have recently entered into a settlement agreement to resolve all issues in the litigation pursuant to which the Partnership paid CNX approximately $2 million in cash and forgave loans due to the Partnership in the aggregate principal amount of $2 million in consideration of the Partnership's purchase from CNX of CNX's travel video library, the termination of the services and license agreement and the dismissal of the litigation.

    Ms. Misunas, a director of Travelocity and a member of the Special Committee, worked for American Airlines, Inc. from 1974 to 1996, serving in many executive level positions, and was named President and Chief Executive Officer of a predecessor of Sabre (then a division of American Airlines, Inc.) in 1993. William Misunas, the spouse of Ms. Misunas, was engaged by Travelocity in a consulting capacity pursuant to a written agreement dated as of September 15, 2001. This agreement was terminated in February 2002. In 2001, Travelocity paid Mr. Misunas $113,189 in fees and expenses.

    EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

    The following Summary Compensation Table sets forth the compensation for the fiscal year ending December 31, 2001 paid to (a) Mr. Jones, who served as Travelocity's Chief Executive Officer during the entire fiscal year ended December 31, 2001 and (b) the other four most highly compensated executive officers who were serving as executive officers of Travelocity on December 31, 2001 (collectively, the "Named Executive Officers"):

                                                                                   LONG-TERM COMPENSATION
                                                                                  ------------------------
                                                                                    AWARDS
                                                                                  ----------
                                                          ANNUAL COMPENSATION     SECURITIES     PAYOUTS
                                                        -----------------------   UNDERLYING   -----------     ALL OTHER
NAME AND PRINCIPAL                                       SALARY                    OPTIONS        LTIP       COMPENSATION
POSITION                                       YEAR      ($)(1)    BONUS ($)(2)      ($)       PAYOUTS ($)        ($)
------------------                           --------   --------   ------------   ----------   -----------   -------------
Terrell B. Jones ..........................    2001     350,000      340,000       150,000       326,120(3)     22,356(4)
  President and Chief Executive Officer        2000     288,797(5)   119,487            --       349,688(6)         --
James D. Marsicano ........................
  Executive Vice President of Sales and        2001     243,230      107,632        58,000        34,190(7)         --
  Service                                      2000     181,658       70,755            --        37,172(7)         --
Andrew B. Steinberg .......................
  Executive Vice President Administration,     2001     233,200      102,758        70,900       178,059(8)      5,222(9)
  General Counsel and Corporate Secretary      2000     182,272       67,838            --       279,844(10)        --
Ramesh K. Punwani .........................
  Chief Financial Officer and Executive        2001     216,000       95,116        70,000            --            --
  Vice President                               2000     158,333       61,670            --            --        30,755(11)
Christopher McAndrews .....................
  Senior Vice President, Leisure Travel and    2001     235,224       79,871            --            --            --
  Media                                        2000     181,060(12)    71,375(12)       --            --            --

------------------------------

 (1) All salary information for fiscal year 2000 represents compensation earned after the Preview Merger in March 2000.

 (2) Represents bonus earned for services rendered during the fiscal years 2001 and 2000. Payment for such services was made in 2002 and 2001, respectively, under Travelocity's incentive plan.

 (3) Represents amount payable under Sabre's 1998-2000 performance share program for performance shares granted in 1998. Mr. Jones has elected to defer payment of the entire amount.

 (4) Represents car allowance and miscellaneous expenses reimbursed to Mr. Jones by Travelocity.

 (5) Includes $35,464 of deferred compensation earned during fiscal 2000 and paid as a contribution to Travelocity's Supplemental Executive Retirement Plan on behalf of Mr. Jones.

 (6) Represents amount payable under Sabre's 1997-1999 performance share program for performance shares granted in 1997. Mr. Jones has elected to defer payment of the entire amount.

 (7) Represents amounts payable under Sabre's 1998-2000 and 1997-1999 performance share programs for performance shares granted in 1998 and 1997, respectively.

 (8) Represents amount payable under Sabre's 1998-2000 performance share program for performance shares granted in 1998. Of this amount, Mr. Steinberg has elected to defer payment of $115,738.

 (9) Represents car allowance and miscellaneous expenses reimbursed by Travelocity.

 (10) Represents amount payable under Sabre's 1997-1999 performance share program for performance shares granted in 1997. Of this amount, Mr. Steinberg has elected to defer payment of $181,898.

 (11) Represents relocation expense reimbursed by Travelocity.

 (12) Includes an adjustment of $28,350 to Mr. McAndrews's compensation for 2000 to correct an inadvertent underpayment of his compensation in that amount in 2000. Additionally, the related bonus column includes $10,717 associated with the compensation underpayment. These adjustments were paid in 2001.

                             STOCK OPTIONS GRANTED

    The following table sets forth information concerning stock options granted during fiscal year 2001 by Travelocity to the Named Executive Officers. Except as noted below, the grants relate to options to purchase Shares. All stock option grants to the Named Executive Officers in 2001 were awarded under the Travelocity Holdings, Inc. 1999 First Amended Long-Term Incentive Plan. Travelocity did not grant any stock appreciation rights to any of these individuals during fiscal year 2001.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                      ANNUAL RATES
                              NUMBER OF       % OF TOTAL                                             OF STOCK PRICE
                              SECURITIES     OPTIONS/SARS                                             APPRECIATION
                              UNDERLYING      GRANTED TO                                         FOR OPTION TERM ($)(1)
                             OPTIONS/SARS    EMPLOYEES IN   EXERCISE PRICE                     --------------------------
NAME                        GRANTED (#)(2)   FISCAL YEAR      ($/SHARE)      EXPIRATION DATE   FIVE PERCENT   TEN PERCENT
----                        --------------   ------------   --------------   ---------------   ------------   -----------
Terrell B. Jones..........      150,000          6.57            13.50          01/15/11         1,273,512     3,227,328
James D. Marsicano........       58,000          2.54            13.50          01/15/11           492,424     1,247,900
Ramesh K. Punwani.........       70,000          3.07            13.50          01/15/11           594,305     1,506,087
Andrew B. Steinberg.......        7,900          0.35            29.85          07/19/11           148,303       375,828
                                 65,000          2.85            13.50          01/15/11           551,855     1,398,509
Christopher McAndrews.....       43,900          1.92            13.50          01/15/11           372,714       944,531

------------------------

(1) Pursuant to the rules of the Securities and Exchange Commission, the amounts under these columns reflect calculations at assumed 5% and 10% appreciation rates and, therefore, are not intended to forecast future appreciation, if any, of the respective underlying Shares. The potential realizable value to the optionees was computed as the difference between the appreciated value, at the expiration dates of the stock options, of the applicable underlying Shares obtainable upon exercise of such stock options over the aggregate exercise price of such stock options.

    The amount of gain to the optionees is dependent on the amount of increase in the price of the applicable underlying Shares, which would benefit all the respective stockholders proportionately. These potentially realizable values are based solely on arbitrarily assumed rates of appreciation required by applicable SEC regulations. Actual gains, if any, on stock option exercises are dependent on the future performance of the applicable Shares, overall market conditions and the timing of the exercise thereof by each respective optionee. There can be no assurance that the amounts reflected in the table will be achieved.

(2) Represents options granted under the Travelocity Holdings, Inc. 1999 First Amended Long-Term Incentive Plan. These options will vest 25% on the first anniversary of the date of grant, and the remainder will vest in equal increments monthly over the following 36 months until fully vested on the fourth anniversary of the grant. These options have a 10-year term.

                         AGGREGATED OPTION EXERCISES IN
               LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information concerning stock options exercised during fiscal year 2001 by the Named Executive Officers and the number and value of unexercised in-the-money options for the Shares at December 31, 2001. The actual amount, if any, realized upon exercise of stock options will depend upon the amount by which the market price of the Shares on the date of exercise exceeds the exercise price. The actual value realized upon the exercise of unexercised in-the-money stock options (whether exercisable or unexercisable) may be higher or lower than the values reflected in this table.

                                                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                          UNDERLYING                   IN-THE-MONEY
                                                                     UNEXERCISED OPTIONS/         OPTIONS/SARS AT FISCAL
                                                                    SARS AT FISCAL YEAR END           YEAR-END ($)(1)
                           SHARES ACQUIRED                        ---------------------------   ---------------------------
NAME                       ON EXERCISE (#)   VALUE REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       ---------------   ------------------   -----------   -------------   -----------   -------------
Terrell B. Jones.........          --                   --          418,036        724,324       1,838,057      5,132,703
James D. Marsicano.......      10,000              101,875           68,934        217,136         310,616      1,942,333
Ramesh K. Punwani........      15,000              133,813           42,292        252,708         242,911      2,498,176
Andrew B. Steinberg......      15,754              125,200           78,912        280,788         150,677      2,052,559
Christopher McAndrews....      75,434            1,330,370          138,129        117,962         828,331        986,413

------------------------

(1) The values are calculated based on the closing price of $28.71 per Share on the Nasdaq National Market on December 31, 2001.

    SECURITIES OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

    As of March 11, 2002, each director, the Named Executive Officers and all directors and executive officers, as a group, owned (directly or beneficially), or had been granted, securities or rights equivalent to the Shares indicated in the table below:

                                                                         TOTAL
                                           TRAVELOCITY                TRAVELOCITY   SABRE CLASS
                                             COMMON      PERCENTAGE     EQUITY       A COMMON     PERCENT OF
NAME OF BENEFICIAL OWNER                    STOCK(1)      OF CLASS     STAKE(2)        STOCK        CLASS
------------------------                   -----------   ----------   -----------   -----------   ----------
William J. Hannigan......................          --         --              --      393,372             *
F. William Conner........................      31,500          *          44,000           --            --
Paul C. Ely, Jr..........................      24,500          *          33,500       30,033             *
Michael S. Gilliland.....................          --         --              --       66,772             *
Jeffery M. Jackson.......................          --         --              --      110,119             *
James J. Hornthal(3).....................   1,071,837        6.2       1,071,837           --            --
Glenn W. Marschel, Jr....................      24,000         --          33,000       43,033             *
Kathleen Misunas.........................       1,000          *          26,000           --            --
Terrell B. Jones.........................     543,359        3.2       1,143,760           --            --
James D. Marsicano.......................     104,904          *         286,930           --            --
Ramesh K. Punwani........................      76,810          *         295,143           --            --
Andrew B. Steinberg......................     114,427          *         359,700           --            --
Christopher McAndrews....................     158,981          *         282,929           --            --
Directors and executive officers as a
  group (13 persons).....................   2,152,359       12.5       3,526,199      643,329             *

------------------------

    * Less than 1%

(1) A person is deemed to be the beneficial owner of securities that may be acquired by such person within 60 days from March 11, 2002 upon the exercise of options. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and which are exercisable within 60 days of March 11, 2002 have been exercised.

(2) Represents all of the stock options owned by each individual, including Shares owned directly and beneficially, and vested and unvested stock options regardless of vesting period.

(3) Includes 810,000 Shares and options to purchase 235,000 Shares held by family trusts and partnerships controlled by Mr. Hornthal for which he does not disclaim beneficial ownership.

    INDEMNIFICATION

    Article VII of Travelocity's bylaws requires indemnification of Travelocity's present and former officers and directors and permits indemnification of its employees and agents, in each case to the fullest extent and in the manner permitted by the DGCL. The bylaws also require Travelocity to advance expenses incurred by a director or officer in defending any proceeding within 60 days of receipt of the request for indemnification and permit Travelocity to advance such expenses to other employees and agents upon the terms and conditions as the board deems appropriate. Travelocity's bylaws also require Travelocity to provide and maintain insurance on behalf of its directors and officers against any liability relating to such persons' status as such, whether or not Travelocity would have the power to indemnify such person against such liability under Travelocity's bylaws, if such insurance is available on acceptable terms, as determined by the board.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) SOLICITATION/RECOMMENDATION

    The Special Committee and the board of directors of Travelocity have concluded that the Offer is adequate and recommend that holders of Shares accept the Offer and tender their Shares to Sabre in the Offer.

(b) BACKGROUND OF THE TRANSACTION

    Travelocity was incorporated on September 30, 1999 as a wholly-owned subsidiary of Sabre. Travelocity is a holding company whose principal assets are partnership units of the Partnership, which was also formed on September 30, 1999. Effective upon the consummation of the Preview Merger on March 7, 2000, the Partnership became the owner and operator of the combined assets and liabilities of the former Travelocity business unit of Sabre and Preview Travel, and Sabre became the holder of approximately 70% of the voting power of Travelocity. The Shares began trading on The Nasdaq National Stock Market on March 8, 2000.

    In January 2002, discussions ensued within the corporate governance committee prompted by the scheduled expiration of the noncompetition agreement on March 7, 2002, and the expiration on the same day of the provisions of Travelocity's restated certificate of incorporation that would have required approval of the corporate governance committee of any merger (including a short-form merger) of Travelocity, on the one hand, and Sabre or its affiliates, on the other hand. Matters concerning the role of the corporate governance committee given these expirations and how such committee would operate should Sabre decide to take Travelocity private were discussed by the corporate governance committee during a meeting held on January 15, 2002. At this meeting, the committee also asked management to engage a financial advisor to advise the corporate governance committee and the board in connection with the financing of an acquisition then under discussion.

    On February 16, 2002, Mr. Hannigan advised Mr. Jones of Sabre's plan to send a letter to the board of directors of Travelocity informing the board that Sabre intended to commence a tender offer for all of the outstanding Shares.
Mr. Hannigan also informed Mr. Jones that such offer would not commence immediately. Mr. Hannigan did not disclose Sabre's proposed offer price in that conversation. Also on February 16, Mr. Hannigan contacted Mr. Conner, a director of Travelocity and the Chairman of the corporate governance committee, by telephone and email. The substance of such communications was substantially the same as that between Messrs. Hannigan and Jones. In addition, Mr. Hannigan expressed to Mr. Conner a desire that Travelocity's board constitute a special committee to respond to Sabre's proposal on behalf of Travelocity's non-Sabre stockholders, and that Mr. Conner serve as a member of such committee.

    On February 17, 2002, Messrs. Jones and Conner, called Mr. Hannigan to discuss the timing of the going private proposal. In this conversation, Messrs. Jones and Conner asked if Sabre would consider delaying a public announcement of its proposed offer to afford the parties an opportunity to discuss the terms of a negotiated transaction. Mr. Hannigan replied that Sabre planned to follow its stated plan.

    On February 18, 2002, David A. Schwarte, Executive Vice President and General Counsel of Sabre, and a representative of Latham & Watkins ("Latham"), outside counsel to Sabre, called Mr. Steinberg, Executive Vice President, Administration, General Counsel and Corporate Secretary of Travelocity, and a representative of Locke Liddell, outside counsel to Travelocity, to discuss general procedural matters relating to a planned meeting of the Travelocity board of directors to consider the Sabre proposal. They also discussed the potential reactions suppliers and business partners of Travelocity might have to Sabre's going-private proposal, and Travelocity subsequently sent to Sabre a list of supplier and strategic agreements that Travelocity believed would be relevant to the public announcement of Sabre's proposal.

    On the evening of February 18, 2002, Mr. Hannigan delivered to the board the following letter:

    February 18, 2002
    The Board of Directors
    Travelocity.com Inc.
    15100 Trinity Blvd.
    Fort Worth, Texas 76155

    Ladies and Gentlemen:

    It has become clear that the long-term strategies of Sabre and Travelocity are converging. We believe that this transaction would serve the best interests of our collective shareholders, employees and business partners, and achieve our vision of serving travelers across multiple channels. Accordingly, we are pleased to advise you that Sabre intends to commence a cash tender offer for all of the outstanding shares of common stock of Travelocity not owned by Sabre or its affiliates at a purchase price of $23.00 per share in cash. This tender offer price would represent a 19.8% premium over Friday's closing price of $19.20.

    The tender offer will be conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to 90% (assuming conversion of Sabre's Class A common stock), but will not be subject to any financing contingency. We anticipate acquiring any shares not purchased in the tender offer through a short-form merger, at the same cash price per share as the tender offer.

    We believe that the transaction will deliver greater value to suppliers and travelers across multiple channels. Sabre believes it makes sense to combine the strengths of both companies to pursue new revenue opportunities, while optimizing investment decisions across companies.

    Through this offer, it is our intention that Travelocity will become a wholly-owned Sabre company. There are no plans to change Travelocity executive team, strategic direction or brand.

    In order to promptly and fully realize these strategic benefits, we wish to complete the acquisition of the public Travelocity shares as quickly as possible. We believe it would be desirable for the three independent directors of Travelocity to be constituted as a special committee to respond to our proposal on behalf of Travelocity's public shareholders, and our representatives on the Travelocity Board will vote in favor of that delegation of authority. We also encourage the Special Committee to retain legal and financial advisors to assist it in its review. Sabre would also welcome the opportunity to present its proposal to the Special Committee. Our current intention is to launch the tender offer on or soon after March 5.

    We are hopeful that by proceeding with a tender offer Sabre will be able to complete its acquisition of the public Travelocity shares quickly and thereby enable Travelocity's shareholders to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement. Therefore, we do not intend to seek a traditional long-form merger, but rather will utilize a short-form merger procedure assuming we attain requisite share ownership.

    A copy of the press release announcing our intentions to commence a tender offer is attached for your information. We expect to issue the press release tomorrow.

    Jim Murphy will head the Sabre business team on this transaction and Jim Brashear will lead our legal team. They may be reached at (682) 605-1753 and
    (682) 605-1511, respectively. If you have any questions concerning our offer, please contact them.

    Sincerely,

    /s/ William J. Hannigan

    Later during the evening of February 18, the board of directors of Travelocity held a telephonic meeting. Also participating in such meeting were representatives of Locke Liddell. At such meeting, the board unanimously determined to establish the Special Committee composed of Mr. Conner and Ms. Misunas. The board authorized the Special Committee to (a) review and evaluate the fairness and reasonableness of Sabre's proposal, (b) consider alternatives or options for Travelocity other than such proposal and
(c) provide information and make recommendations to the full board of directors with respect to any course of action that the Special Committee deems appropriate and in the best interests of Travelocity and its stockholders. The board also established the compensation for the members of the Special Committee.

    Later that same evening, the Special Committee met at Travelocity's headquarters with Mr. Hornthal, a director and Vice Chairman of Travelocity, management of Travelocity and representatives of Locke Liddell to begin the review of Sabre's proposed offer and to discuss a number of related matters. At such meeting, Mr. Conner was appointed as Chairman of the Special Committee. The members of the Special Committee also discussed retaining general legal counsel to advise the Special Committee and the criteria to be used in selecting the legal advisor, including a firm experienced in special committee matters related to transactions similar to Sabre's offer. After consideration, the Special Committee decided to retain Locke Liddell as the Special Committee's legal advisor. The members of the Special Committee then discussed retaining special Delaware counsel to advise the Special Committee in connection with the alleged class action litigation that the committee anticipated would be filed against Travelocity and certain members of the board. The Special Committee agreed to retain Richards Layton as the Special Committee's special Delaware counsel. The Special Committee also discussed retaining a financial advisor and the criteria to be used in selecting the financial advisor, including a firm familiar with Travelocity and experienced in advising companies similar to Travelocity and in special committee matters related to transactions similar to Sabre's offer. The Special Committee discussed the fact that discussions had taken place with Salomon Smith

Barney Inc. ("Salomon Smith Barney") regarding engaging such firm to advise the board with respect to a potential issuance of Shares to Sabre to finance a potential business acquisition by Travelocity. After consideration, the Special Committee decided to retain Salomon Smith Barney as the Special Committee's financial advisor. The Special Committee discussed certain aspects of Sabre's offer. The Special Committee determined, in order to help ensure that it was getting the highest value reasonably attainable for stockholders, to send the following letter to Mr. Hannigan, which was transmitted the following day:

                                          February 19, 2002

    VIA FAX

    Mr. William J. Hannigan
    Chairman and Chief Executive Officer
    Sabre Holdings Corporation

    Dear Bill:

        The Special Committee members look forward to working with Sabre to structure a transaction providing the minority shareholders of Travelocity with the best opportunity to maximize the current and future value of their TVLY shares.

        In order for the Committee to properly discharge its duties and to provide its investment bankers with appropriate guidance as to the scope of their assignment, the Committee needs to clarify Sabre's intentions with respect to its shares of TVLY stock and its partnership interests in Travelocity.com LP.

        Bill, if the Committee were able to secure an offer from a credible third party to purchase some or all of Sabre's stock and partnership interests (or dilute Sabre's percentage interests) for a value significantly in excess of the per share price contained in Sabre's proposal, would Sabre be interested in exploring that as an alternative to the present proposal?

        The Committee does believe that such an alternative transaction may be possible to negotiate, given industry consolidation (e.g., USA Networks' purchase of Expedia, and Cendant's purchase of Galileo and Cheap Tickets). However, pursuing such an alternative would inevitably require Sabre's agreement because of Sabre's control position in TVLY.

        Please consider this matter and promptly advise me in writing of Sabre's response.

                                          Warmest regards,
                                          /s/ F. William Conner
                                          F. William Conner
                                          Chairman of the Special Committee

    Prior to the opening of the market on February 19, 2002, Sabre issued a press release announcing the transaction and addressing several other matters, and Travelocity issued a press release announcing its receipt of the unsolicited buyout proposal. In Travelocity's press release, it noted the comparison of Sabre's proposed offer price of $23 per share with Travelocity's trailing 30- and 60-day average closing prices of $22.31 and $24.30, respectively. Such press release is included as Exhibit (a)(2) and is incorporated herein by reference.

    Beginning on February 19, 2002, several purported stockholder class action lawsuits (collectively, the "Pending Litigation") were filed against Travelocity and its directors on behalf of Travelocity's stockholders other than Sabre and its affiliates. The complaints allege, among other things, that the defendants have breached fiduciary duties owed to Travelocity's stockholders other than Sabre and its affiliates, Sabre's proposed offer price is inadequate and that a majority of the defendants have conflicts of interest with respect to Sabre's proposed offer. The existence of such lawsuits were disclosed in a press release included as Exhibit (a)(3) and the complaints are included as Exhibits (a)(6) through (a)(16) and incorporated herein by reference.

    During a meeting held on February 19, 2002, Messrs. Hannigan and Jones and several other senior officers of Travelocity discussed the possible reactions of Travelocity's suppliers to the going private proposal, Sabre's general intentions with respect to Travelocity employees and Travelocity's stock option and incentive plans. Mr. Hannigan informed the Travelocity officers that Travelocity's market position as a Sabre company was not expected to change if the tender offer was consummated. He also said that Travelocity's business goals would remain the same, as would its brand, culture and values, and that conflicts of interest between Sabre and Travelocity would be minimized. With respect to employee matters, Mr. Hannigan said that Sabre intended to maintain Travelocity employee levels and Travelocity compensation plans and to assume existing employee stock options. Mr. Hannigan stated that any future changes relating to Travelocity employees would be the result of decisions made by Travelocity's management in the ordinary course of business. The participants also discussed the reaction of Travelocity's employees to Sabre's proposal.

    On February 19, 2002, a representative of Goldman, Sachs & Co. ("Goldman Sachs"), Sabre's financial advisor, contacted a representative of Salomon Smith Barney, to discuss certain preliminary matters. During this conversation, the representative of Goldman Sachs expressed his desire to meet with the Special Committee to explain Sabre's proposal and to conduct certain due diligence on Travelocity. The representative of Salomon Smith Barney informed the representative of Goldman Sachs that Sabre's stated intent to launch a unilateral and unsolicited tender offer without entering into good faith negotiations was inconsistent with the request to conduct due diligence. The representatives did, however, tentatively agree that it might make sense for the parties to meet during the week of February 25, 2002 for other purposes.

    Also on February 19, 2002, the Special Committee met with management and representatives of Locke Liddell and Salomon Smith Barney to conduct a thorough due diligence investigation, including a discussion of Travelocity's business strategy, prospects and strategic objectives.

    On the morning of February 20, 2002, the Special Committee received the following response to its letter of February 19:

    F. William Conner
    Chairman of the Special Committee
    Travelocity.com Inc.
    15100 Trinity Blvd.
    Fort Worth, Texas 76155

    Dear Bill:

    This is in reply to your letter to me of February 19, 2002.

    On behalf of Sabre, I wish to inform the Special Committee that, regardless of the outcome of our tender offer, we have no intention of selling any of our equity interests in Travelocity.com Inc. or Travelocity.com LP, nor are we willing to explore the possibility of another party making an investment in Travelocity.com Inc. or Travelocity.com LP. Accordingly, we do not believe it would be productive for the Special Committee to explore any such transaction, and we strongly urge that it not do so.

    Sabre remains committed to its proposal to acquire 100% of the equity interest in Travelocity.com Inc. in order to better achieve our strategic vision of better serving travelers across multiple channels.

    I hope this answers fully your inquiry of February 19.

    Sincerely yours,

    /s/ William J. Hannigan

    During a telephone conversation between Messrs. Conner and Hannigan following receipt of this letter, Mr. Hannigan confirmed that Sabre would not consider selling its stake in Travelocity.

    Between February 19 and February 25, 2002, Michael Haefner, Senior Vice President of Human Resources for the Sabre Operating Company, and Susan Carmichael, Senior Vice President of Human Resources for Travelocity, had discussions regarding the terms of Travelocity's employee stock option and benefit plans and other Travelocity benefit and compensation matters. In these conversations, Ms. Carmichael agreed to provide Sabre with copies of certain compensation and option plans and agreements that would help Sabre better understand the benefit arrangements at Travelocity. Ms. Carmichael also indicated that Travelocity management requested more detail about Sabre's intentions with respect to the Travelocity employees if the proposed tender offer were successful. In response, Mr. Haefner explained that Sabre sought to minimize disruption to the Travelocity employees and would work with Ms. Carmichael to provide greater clarification of Sabre's intentions.
Mr. Haefner also confirmed that Sabre would assume all existing Travelocity employee stock options and retain the same vesting schedules, terms and conditions that currently govern those options. He also confirmed that Travelocity's compensation plans would remain in place during 2002 and would be reviewed for 2003 in a manner similar to the way such plans are currently reviewed at Travelocity.

    On February 20, 2002, Mr. Jones and Jeffery M. Jackson, Executive Vice President and Chief Financial Officer of Sabre and a director of Travelocity, discussed by telephone Sabre's offer to provide a loan to Travelocity in the amount of approximately $43 million for the purpose of funding the purchase price of a proposed acquisition by Travelocity of a merchant model entity. Mr. Jackson said Sabre would deliver to Travelocity draft documentation evidencing the loan.

    On February 21, 2002, the Special Committee again met with its legal advisors and management. During this meeting, the Special Committee and its legal advisors discussed the duties of the Special Committee under applicable law, including its fiduciary duties. The Special Committee also reviewed with its legal counsel a variety of issues relating to the Pending Litigation. The Special Committee agreed to implement a formal process to respond to offers to provide information from various outside parties. Also discussed were a variety of strategic alternatives that might be available to Travelocity.

    Also on February 21, 2002, a representative of Goldman Sachs, on behalf of Sabre, and a representative of Salomon Smith Barney, on behalf of the Special Committee, had a telephone discussion regarding the scheduling of a meeting between the Special Committee and representatives of Sabre. In this conversation, the representative of Salomon Smith Barney reiterated to the representative of Goldman Sachs that Sabre's stated intent to launch a unilateral and unsolicited tender offer without entering into negotiations was inconsistent with the request to conduct due diligence.

    At a meeting held on February 22, 2002, Salomon Smith Barney reviewed preliminary draft materials relating to the financial terms of Sabre's offer with the Special Committee and its legal advisors and management. The Special Committee also continued to review and evaluate strategic alternatives, such as possible strategic alliances or business combinations, that might be available to Travelocity.

    Between February 22 and February 27, 2002, James F. Brashear, Senior Vice President, Corporate Secretary and Deputy General Counsel of Sabre, and
Mr. Steinberg had various telephone discussions about Sabre obtaining access to Travelocity's stockholders list and certain other related matters. In these conversations, Mr. Steinberg requested that Sabre deliver a request for a stockholders list complying with Delaware law. On February 25, 2002, Mr. Brashear delivered such request letter to Travelocity, and Travelocity subsequently delivered such list to Sabre.

    On February 24, 2002, Messrs. Brashear and Steinberg discussed by phone whether and how the announcement of the Offer might affect on-going coordination between Sabre and Travelocity in ordinary course of business commercial matters and in certain strategic initiatives, including the evaluation of possible acquisition opportunities. Messrs. Steinberg and Brashear determined to seek the recommendation of the Special Committee, based on the advice of its counsel, and to proceed on the basis of that recommendation and advice.

    At a meeting held on February 25, 2002, Salomon Smith Barney discussed its financial analyses with the Special Committee and its legal advisors and management. These analyses preliminarily indicated that, based on various indices, Sabre's proposed $23 per Share price was potentially inadequate.

    On February 25, 2002, a representative of Goldman Sachs, on behalf of Sabre, and a representative of Salomon Smith Barney, on behalf of the Special Committee, had a telephone conversation regarding the fairness and adequacy of the offer price for the Shares. As support for his perspective regarding the fairness and adequacy of the offer price, the representative of Goldman Sachs described to the representative of Salomon Smith Barney portions of the preliminary report Goldman Sachs delivered to the Sabre board of directors in connection with Sabre's consideration of the potential offer. The representative of Salomon Smith Barney and the representative of Goldman Sachs also discussed the financial performance of Travelocity.

    On February 25, 2002, a representative of Locke Liddell, on behalf of Travelocity, and a representative of Latham, on behalf of Sabre, had a telephone conversation regarding the conduct of ordinary course business matters between Sabre and Travelocity and the coordination of on-going strategic initiatives involving both parties. As a separate matter, the representative of Latham reiterated Sabre's desire to perform certain general due diligence on Travelocity. In response, the representative of Locke Liddell agreed to review a due diligence request list from Sabre. Subsequently, Goldman Sachs, on behalf of Sabre, sent a due diligence request list to a representative of Salomon Smith Barney.

    On February 26, 2002, Mr. Haefner had a telephone conversation with
Mr. Steinberg concerning Sabre's intentions relating to employee stock programs, benefits and employment levels. Mr. Haefner reiterated that Sabre would assume all employee stock options and that Sabre expected employment levels and employee benefits to remain unchanged. Mr. Haefner stated that any future changes relating to Travelocity employees would be the result of decisions made by Travelocity's management in the ordinary course of business.

    On February 26, 2002, James E. Murphy, Senior Vice President of Corporate Development and Treasurer of the Sabre Operating Company, and Mr. Jones discussed by telephone Sabre's offer, previously communicated, to provide a loan of approximately $43 million to Travelocity for the purpose of funding the purchase price of a proposed acquisition by Travelocity. Subsequently, on March 4, 2002, Sabre delivered to Travelocity draft documentation to evidence the loan.

    On February 27, 2002, the Special Committee, together with representatives of Salomon Smith Barney, met with Mr. Murphy and representatives of Goldman Sachs. During this meeting, the Sabre participants and the Special Committee discussed their respective views of the appropriate per Share valuation range; however, the Sabre participants declined to characterize the discussions as "negotiations." After a presentation by Goldman Sachs of its financial analyses of certain of Sabre's views regarding the offer, Salomon Smith Barney, at the request of the Special Committee, offered preliminary valuation observations for negotiation purposes to Sabre and Goldman Sachs derived from its financial analyses, which are described below under "Summary of the Financial Analysis and Opinion of Financial Advisor." Salomon Smith Barney also observed that, on a pre-tax basis, stockholders of Travelocity who are also stockholders of Sabre still have economic incentive to support an increase in the offer price for Travelocity Shares due to the limited impact on the valuation of Sabre shares occasioned by such an increase. In addition, Salomon Smith Barney presented a review of certain of the reasons why Sabre should view Travelocity is a value-creating and highly strategic asset for Sabre. These included the conflicts created by the convergence and divergence of the two companies' strategies, the accelerated pro forma growth created by the high growth rate of Sabre's businesses, the stated need by Sabre to have a relationship with the traveler, not just the travel agent, the elimination of Travelocity's public company costs, the elimination of redundancy in technology development and advertising costs across all online initiatives and the increased leverage when negotiating supplier deals across traditional and online distribution channels. The Sabre participants also reiterated Sabre's intention to launch the proposed tender offer on or soon after March 5, 2002 at $23 per Share. Also, Mr. Conner asked the Sabre and Goldman Sachs participants to inform Travelocity within the next 24 hours whether Sabre was prepared to enter into good faith negotiations to reach a mutually acceptable price.

    Also on February 27, 2002, Travelocity received a broad request for general due diligence materials regarding Travelocity from Goldman Sachs.

    On February 28, 2002, a representative of Goldman Sachs, on behalf of Sabre, and a representative of Salomon Smith Barney, on behalf of the Special Committee, had a telephone conversation to discuss certain follow-up matters relating to the February 27 meeting. The representative of Goldman Sachs stated during such call that Goldman Sachs would continue discussions to understand under what circumstances the Special Committee would be willing to support a transaction. However, the representative of Goldman Sachs suggested that, based on the discussions at the February 27 meeting, Sabre did not believe that such discussions would be productive at that time. The representative of Goldman Sachs confirmed that Sabre expected to commence the proposed tender offer as planned at a price of $23 per Share.

    On March 1, 2002, a representative of Latham, on behalf of Sabre, called a representative of Locke Liddell to discuss certain matters relating to the February 27 meeting. Such representatives discussed generally the same matters that the representative of Goldman Sachs and the representative of Salomon Smith Barney discussed in their February 28, 2002 telephone conversation.

    Also on March 1, 2002, a representative of Salomon Smith Barney telephoned a representative of Goldman Sachs and informed him that the Special Committee had met and had also reached the conclusion that further discussions regarding the circumstances under which the Special Committee would support the proposed tender offer would not be fruitful given that the Special Committee believed that Sabre would not be willing to enter into good faith negotiations with a view to increasing the offer price before commencing a tender offer at $23 per Share.

    On March 1, 2002, the Special Committee met to consider the
Parent-Subsidiary Relationships (See "Item 3. Past Contacts, Transactions, Negotiations and Agreements--Business Strategies and Relationships of Travelocity," "--Intercompany Agreements" and "--Conflicts of Interest") in the context of the Pending Litigation and whether the Parent-Subsidiary Relationships might have a bearing upon the valuation of Travelocity's securities or the adequacy of the Offer. Locke Liddell and Richards Layton advised the Special Committee in connection with such matters.

    On March 4, 2002, several conversations were held between representatives of counsel to the Special Committee and counsel to Sabre regarding, among other matters, Sabre's continued intent to commence a tender offer the following day. Also on March 4, the following letter was sent in response Goldman Sach's due diligence request of February 27:

                                 March 4, 2002

    VIA FAX

    Mr. John Woodruff
    Goldman Sachs
    2765 Sand Hill Road
    Menlo Park, CA 94025

    Dear Mr. Woodruff:

        We are in receipt of your due diligence request list. The Special Committee of Travelocity is of the opinion that Sabre's publicly and privately stated commitment to launch a unilateral and unsolicited tender offer to purchase the shares of Travelocity common stock that Sabre does not already own for $23.00 per share is inconsistent with your request to conduct due diligence. Furthermore, it is our current understanding that you do not wish to enter into good faith negotiations to reach a mutually acceptable price based on our respective valuation positions. In light of the above, we do not think that it would be productive to respond to your request at this time.

        If Sabre wishes to negotiate in good faith with the Special Committee, we will consider responding to your broad due diligence request. Also, if there are specific items of information that you want to discuss with the Committee, please feel free to address them to me or Salomon Smith Barney in writing.

                                          Regards,

                                          /s/ F. William Conner

                                          F. William Conner
                                          Chairman of the Special Committee
                                          of the Board of Directors
                                          of Travelocity.com Inc.

    cc:
    James Murphy (Sabre Inc.)
    Charles Nathan, Esq. (Latham & Watkins)
    Anwar Zakkour (Salomon Smith Barney)

    On March 4, 2002, the Special Committee met to receive Salomon Smith Barney's report and financial presentation. At this meeting, representatives of Salomon Smith Barney indicated to the Special Committee that Salomon Smith Barney was prepared to deliver its opinion that, based upon and subject to the assumptions, considerations and limitations that would be set forth in its opinion, a $23 per Share tender offer price is inadequate, from a financial point of view, to Travelocity stockholders, other than Sabre and its affiliates.

    In the evening on March 4, 2002, the Travelocity board of directors met to receive the Special Committee's initial report regarding Sabre's proposed tender offer. At this meeting, representatives of Salomon Smith Barney indicated to the board that Salomon Smith Barney was prepared to deliver its opinion to the Special Committee that, based upon and subject to the assumptions, considerations and limitations that would be set forth in its opinion, a $23 per Share tender offer price is inadequate, from a financial point of view, to Travelocity stockholders, other than Sabre and its affiliates. The Special Committee then presented its report regarding Sabre's proposed tender offer to the Travelocity board, which concluded that, if Sabre commenced a tender offer at a price of $23 per Share, such price would be inadequate. Representatives of Sabre did not participate in the discussion of the reports of Salomon Smith Barney or the Special Committee. The members of the Special Committee and Mr. Hornthal, with the remaining directors abstaining from voting, approved the Special Committee's report.

    Also on March 4, Travelocity issued a press release regarding such preliminary report, which press release is included as Exhibit (a)(4) and is incorporated herein by reference.

    On March 5, 2002, Sabre publicly announced that it was commencing the Offer, which was commenced on such date.

    During a telephone conversation on March 6, 2002, Messrs. Conner and Hannigan discussed the possibility of Sabre increasing its $23 offer price and a possible range of offer prices that might be acceptable to both parties.

    On March 7, 2002, representatives of Salomon Smith Barney, on behalf of the Special Committee, and representatives of Goldman Sachs, on behalf of Sabre, discussed their views of Travelocity's value. Later that same week, management of Travelocity and representatives of Salomon Smith Barney, on the one hand, and management of Sabre and representatives of Goldman Sachs, on the other hand, held a series of conversations regarding Goldman Sachs performing a due diligence review of Travelocity. Also during this week, the Special Committee met several times with its legal and financial advisors to receive updates on the conversations that had taken place regarding Goldman Sach's due diligence investigation.

    On March 8, 2002, the Special Committee met with members of Travelocity management and representatives of Salomon Smith Barney to discuss Travelocity's recent financial and operating performance and various due diligence matters.

    On March 10, 2002, the members of the Special Committee, Terrell B. Jones, Ramesh K. Punwani, the Executive Vice President and Chief Financial Officer of Travelocity, Brett Little, the Vice President and Controller of Travelocity, and representatives of Salomon Smith Barney and Locke Liddell (representing Travelocity) met by telephone with Jeffery M. Jackson, Hugh Jones, the Controller of Sabre, James Murphy, and representatives of Goldman Sachs (representing Sabre), at Sabre's and Goldman Sachs' request, to allow Sabre and Goldman Sachs to perform a due diligence review of Travelocity's business, financial performance and acquisition and growth plans.

    On March 11, 2002, a representative of Goldman Sachs called a representative of Salomon Smith Barney to continue valuation discussions during which the representative of Goldman Sachs said that there were some follow-up questions from the prior day's due diligence meeting that would be sent to Salomon Smith Barney. These questions were sent later that day and were responded to by Travelocity on March 12.

    On March 12, 2002, representatives of Goldman Sachs and representatives of Salomon Smith Barney engaged in further valuation discussions. Also on March 12, the Special Committee received a report from Salomon Smith Barney concerning its discussions with Goldman Sachs.

    On March 13, 2002, the members of the Special Committee met with Salomon Smith Barney to discuss various strategies relating to the ongoing discussions with Sabre and its representatives.

    On March 14, 2002, Travelocity received a letter from Sabre requesting that Travelocity furnish Sabre with daily updates of all information which could reasonably be obtained concerning the names, addresses and number of Shares held by the participating brokers and banks named in the individual nominee names of Cede & Co., or similar nominees, including respondent bank lists. Travelocity subsequently provided such information.

    On March 14 and 15, Messrs. Conner and Hannigan discussed the possibility of Sabre increasing its offer price from $23 per Share to a proposed price of $28 per Share and reducing the rights of Sabre to terminate or withdraw the Offer (together, the "Revised Offer Terms").

    On March 16, 2002, the Special Committee met with its legal and financial advisors to consider the Revised Offer Terms. At this meeting, Salomon Smith Barney discussed its financial analyses with the Special Committee and delivered its oral opinion, later confirmed in writing, to the effect that, based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the $28 per Share offer price was fair, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates. After a thorough discussion of the Revised Offer Terms (including the reduced rights of Sabre to terminate or withdraw the Offer), the Special Committee determined that the proposed $28 per Share offer price was adequate. Accordingly, the Special Committee decided to recommend to the board of directors that the board recommend that stockholders tender their Shares to Sabre in the Offer.

    On March 17, 2002, the board of directors of Travelocity met to receive the Special Committee's recommendation. At this meeting, representatives of Salomon Smith Barney indicated to the board that Salomon Smith Barney had delivered its oral opinion to the Special Committee, later confirmed in writing, to the effect that, based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the $28 per Share offer price was fair, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates. The Special Committee then presented its report regarding Sabre's proposed tender offer to the Travelocity board, which concluded that the proposed $28 per Share offer price was adequate. Representatives of Sabre did not participate in the discussion of the reports of Salomon Smith Barney or the Special Committee. The board, with the two directors who served on the Special Committee voting for, six directors (Messrs. Hannigan, Jackson, Gilliland, Ely, Marschel, and Jones) abstaining, and one director (Mr. Hornthal) voting against, approved the Special Committee's report.

    On March 18, 2002, Travelocity and Sabre issued a joint press release announcing the increase to the Offer Price and the Special Committee's and the board's recommendation with respect to the Offer.

    (c) REASONS FOR THE RECOMMENDATION

    In reaching its conclusions and recommendations described above, Travelocity's board of directors and the Special Committee took into account numerous factors, including but not limited to the following:

    FINANCIAL ANALYSES AND OPINION OF SALOMON SMITH BARNEY. The board and the Special Committee considered financial analyses of the Offer Price performed by Salomon Smith Barney using various methodologies. The financial analyses of Salomon Smith Barney are described in more detail below under "Summary of the Financial Analyses and Opinion of Financial Advisor." The board and the Special Committee also considered the opinion of Salomon Smith Barney orally conveyed on March 16, 2002 and subsequently confirmed in writing to the effect that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer Price of $28 per Share was fair, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates. A copy of the written opinion rendered by Salomon Smith Barney, setting forth the procedures followed, the matters considered and the assumptions made by Salomon Smith Barney in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference.

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
Stockholders are urged to read this opinion in its entirety. Each member of the board was aware that Salomon Smith Barney becomes entitled to certain fees upon the consummation of a transaction. See "Summary of the Financial Analyses and Opinion of Salomon Smith Barney" below.

    STRATEGIC ALTERNATIVES. The board and the Special Committee took into account that Sabre and its affiliates currently own approximately 70% of the voting power of Travelocity and recognized that any alternative transaction was impossible without the consent of Sabre and its affiliates. The board and the Special Committee considered that Sabre has stated that it had no current intent to sell any of its equity interests in Travelocity or the Partnership nor was willing to explore the possibility of another party making an investment in Travelocity or the Partnership. Accordingly, the board and the Special Committee concluded that an acquisition of Travelocity by a third party was not a feasible alternative.

    TRAVELOCITY'S LONG-TERM VALUE. The board and the Special Committee were familiar with the business, financial condition, prospects and current business strategy of Travelocity, the nature of the industry in which Travelocity operates and Travelocity's strong position in this industry. The board and the Special Committee noted a number of related matters, including the following:

    - Travelocity's position as a leader with the most well-recognized brand in the online travel industry, which is growing rapidly as the traditional travel agency business is declining;

    - Travelocity's business plan, which focuses upon high-margin diversification (through, for example, merchant model initiatives) and other possible value-enhancing initiatives aimed at seizing market opportunity and increasing earnings per share growth;

    - Travelocity's increasing ability to leverage its scale, which has aided in Travelocity achieving pro forma profitability, excluding certain special items, for 2001; and

    - Travelocity's increasing need for capital to expand its business in accordance with its long-term business plan and current strategy in the face of competition from better-capitalized entities.

    RELATIONSHIP OF THE OFFER PRICE TO CERTAIN HISTORICAL MARKET PRICES. The board and the Special Committee considered the relationship of the Offer Price to certain historical market prices of the Shares. The board and the Special Committee noted that the $28 per Share Offer Price represented an approximate 45.83% premium from Travelocity's closing price on February 15, 2002 (the last trading day prior to Sabre's initial announcement of its proposed offer), an approximate 25.50% premium above Travelocity's February 15th trailing 30-day average closing price of $22.31, and an approximate 15.23% premium above Travelocity's February 15th trailing 60-day average closing price of $24.30.

    TIMING OF THE OFFER. The board and the Special Committee took into account the timing of the Offer. This included a consideration that Travelocity's earnings and Share price, like those of other travel companies, had been adversely affected by the economic conditions associated with the attacks of September 11, 2001, especially as they related to the travel industry. The board and the Special Committee believed that, while conditions in the online travel industry are improving, conditions in the overall travel industry remained volatile. The board and the Special Committee also considered the potential for enhanced value that could result if Travelocity were able to consummate the acquisition of one or more merchant model businesses currently in various stages of negotiations or discussions.

    CONFLICTS OF INTEREST. The board and the Special Committee considered potential conflicts of interest between Sabre and Travelocity, whether in connection with intercompany agreements, corporate opportunities, customer and supplier relationships or otherwise, and Travelocity's ability to implement its business strategies in a manner that was most favorable to Travelocity, its non-Sabre stockholders, and its customers and suppliers. The board and the Special Committee also took into account that, through the Offer, if consummated, Sabre's obligations under the intercompany agreements, including Sabre's obligation to pay incentives and marketing fees to the Partnership for bookings made by consumers in the United States on the Travelocity websites via the Sabre system, would be eliminated.

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
In addition, the board considered Sabre's acknowledged plan to converge the long-term strategies of Sabre with those of Travelocity. Such convergence could contribute to increasing conflicts of interest between Sabre and Travelocity should it remain a publicly-held entity.

    PARTICIPATION IN FUTURE GROWTH. The board and the Special Committee considered that stockholders who tender their Shares in the Offer would be precluded from having the opportunity to participate in Travelocity's future growth prospects. The board and the Special Committee noted, however, that stockholders who tender their Shares in the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

    FORM OF CONSIDERATION. The board and the Special Committee noted that stockholders would receive cash in the Offer and the Merger in exchange for their Shares, which would be taxable to stockholders for federal income tax purposes. The board and the Special Committee also noted that by paying cash, rather than shares of Sabre stock, to Travelocity stockholders in the Offer, Sabre had prevented stockholders from having the opportunity to participate in Sabre's future growth prospects without their first recognizing a taxable event from the exchange of Shares in the Offer or the Merger and then making an additional investment decision.

    APPRAISAL RIGHTS. The board and the Special Committee considered that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL.

    LIKELY EFFECT ON MARKET PRICES OF THE SHARES IF THE OFFER IS WITHDRAWN OR REJECTED. The board and the Special Committee considered the possible the possible trading prices of the Shares if Sabre were to withdraw its Offer or if the Offer is rejected. The board and the Special Committee concluded that the trading value of the Shares may decline from current levels as a result of the withdrawal or rejection of the Offer. The board and the Special Committee understood that, if Sabre determined to discontinue its offer, Sabre may leave Travelocity as a publicly held corporation and engage in open market or privately negotiated Share purchases to increase its ownership to at least 90% of the outstanding Shares, which would enable Sabre to effect a merger without the vote of any other Travelocity stockholder, and that any such purchases by Sabre or the consideration to be received by Travelocity's non-Sabre stockholders in any such merger may be less than the Offer Price.

    COMMITMENT TO PROTECTING STOCKHOLDERS' BEST INTERESTS. The board and the Special Committee, prior to expressing their respective positions with respect to the offer, received advice from, opinions of, views or presentations from, and discussed the Offer at length with legal and financial advisors and Travelocity's management. In making its recommendation, the board and the Special Committee remained committed to protecting the best interests of Travelocity's non-Sabre stockholders.

    Neither Travelocity's board of directors nor the Special Committee assigned relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the members of the Special Committee and Travelocity's board of directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Special Committee and the board of directors may have given different weight to different factors.

    (d) SUMMARY OF THE FINANCIAL ANALYSES AND OPINION OF FINANCIAL ADVISOR

    On March 16, 2002, the Special Committee requested an opinion from Salomon Smith Barney as to the fairness, from a financial point of view, of the Offer price to the holders of Shares, other than Sabre and its affiliates. On that same day, Salomon Smith Barney delivered to the Special Committee an oral opinion, confirmed by delivery of a written opinion dated March 16, 2002, to the effect that, as of that date, and based upon and subject to the assumptions, considerations and limitations set forth in its opinion, the Offer price was fair, from a financial point of view, to the holders of Shares, other than Sabre and its affiliates.

    The full text of Salomon Smith Barney's written opinion, dated March 16, 2002, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Salomon Smith Barney in connection with the opinion, is attached as Appendix A to this Schedule 14D-9 and is incorporated herein by reference. Salomon Smith Barney's opinion was provided for the information of the Special Committee in its evaluation of the Offer price from a financial point of view. Salomon Smith Barney's opinion does not address any other aspect of the Offer or any related transaction. The opinion is limited to the fairness, from a financial point of view, of the Offer price and is not intended to be and does not constitute a recommendation to any holder of Shares as to whether or not to tender Shares in the Offer or as to any other matters relating to the Offer. Travelocity stockholders are urged to read the opinion in its entirety. The summary of Salomon Smith Barney's opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

    In connection with rendering at its opinion, Salomon Smith Barney, among other things, reviewed the Offer to Purchase dated March 5, 2002 (the "Original Offer To Purchase") and the Schedule TO filed by Sabre Sub on March 5, 2002 (the "Original Schedule TO") and held discussions with certain senior officers and other representatives and advisors of Travelocity concerning the business, operations and prospects of Travelocity. Travelocity informed Salomon Smith Barney that Sabre intended to increase the price that it was offering for each Share from $23 per share, the Offer price in the Original Schedule TO and the Original Offer to Purchase, to a purchase price of $28 per Share. Salomon Smith Barney assumed that the Offer would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that the final forms of the Offer to Purchase, as supplemented, and the Schedule TO, as amended, will not vary from the forms of such documents filed on March 5, 2002 in any manner material to its analyses (except for the increase in the price being offered for the Shares from $23 per Share to $28 per Share).

    Salomon Smith Barney examined certain publicly available business and financial information relating to Travelocity and the industry in which its operates, as well as certain financial forecasts concerning the business and operations of Travelocity, information relating to strategic implications and operational benefits anticipated to result from the Offer and other information and data regarding Travelocity which were provided to or otherwise discussed with Salomon Smith Barney by the management of Travelocity. Salomon Smith Barney reviewed the financial terms of the Offer, as set forth in the Original Schedule TO and the Original Offer to Purchase and the increase in the Offer price, in relation to, among other things, current and historical market prices and trading volumes of the Shares, the historical and projected earnings and other operating data of Travelocity and Sabre, and the historical and projected capitalization and financial condition of Travelocity and Sabre. Salomon Smith Barney considered, to the extent publicly available, the financial terms of certain other recently proposed or effected transactions that Salomon Smith Barney considered relevant in evaluating the Offer, and analyzed certain financial, stock market, economic and other publicly available information relating to the businesses of other companies whose operations Salomon Smith Barney considered relevant in evaluating those of Travelocity and the Offer.

    In addition to the foregoing, Salomon Smith Barney conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Salomon Smith Barney deemed appropriate in arriving at its opinion. The other information considered by Salomon Smith Barney in connection with rendering its opinion includes, but is not limited to:
(i) the strength of Travelocity's brand and Travelocity's overall strengths, weaknesses and opportunities, as well as threats to Travelocity; (ii) Sabre's stated intent to maintain control, implying a lack of other feasible strategic alternatives for Travelocity, such as a sale or spin-off; (iii) the current relationship between Sabre and Travelocity and its historical and expected impact on Travelocity's financial and operating performance, competitiveness and strategic flexibility; (iv) current agreements material to Travelocity's business, including Travelocity's merchant model strategy, and the limitations on Travelocity pursuing a standalone hotel merchant revenue strategy;
(v) Travelocity's partnership,
distribution and supplier agreements, including the terms and conditions of such agreements; (vi) the potential mergers and acquisition transactions being pursued by Travelocity aimed at diversifying into higher margin businesses;
(vii) the many changes which the travel distribution sector is undergoing, as major suppliers seek to minimize their distribution costs; (viii) the competitive landscape in the online travel agency sector; (ix) industry consolidation in the online travel industry; (x) historical stock price performance; (xi) Travelocity's current and historical trading valuation multiples as compared to other online travel companies, especially Expedia, Inc. ("Expedia"); (xii) Travelocity's financial and business plan for the first quarter of 2002 and full year 2002, as well as its long-term business plan;
(xiii) research analysts' estimates for Travelocity's financial performance for the first quarter of 2002 and full year 2002; (xiv) the current market environment and the expected recovery in the economy and the travel sector;
(xv) the fact that Travelocity missed Wall Street estimates of revenues for the fourth quarter of 2001; and (xvi) the potential for economic and political events to adversely impact the travel sector.

    In its review and analyses and in arriving at its opinion, Salomon Smith Barney assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all financial and other information and data publicly available or furnished to, discussed with or otherwise reviewed by or for it. Salomon Smith Barney further relied upon the assurances of management of Travelocity that they are not aware of any facts that would make any of such information inaccurate or misleading. Salomon Smith Barney did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Travelocity, nor did Salomon Smith Barney make any physical inspection of the properties or assets of Travelocity. With respect to financial forecasts and other information relating to strategic implications and operational benefits anticipated to result from the Offer provided to Salomon Smith Barney or otherwise reviewed by or for it, Salomon Smith Barney was advised by the management of Travelocity and assumed that such forecasts and other information were reasonably prepared on basis reflecting the best currently available estimates and judgment of the management of Travelocity as to the future financial performance of Travelocity. Salomon Smith Barney expresses no view with respect to such projections and other information or the assumptions on which they are based.

    Salomon Smith Barney's opinion necessarily is based upon industry, market, general business and economic, financial and other conditions disclosed to it as they exist and can be evaluated on the date of the opinion, and Salomon Smith Barney assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of the opinion. Salomon Smith Barney's opinion does not imply any conclusion as to the likely trading range for the Shares following the announcement, commencement or consummation of the Offer, as the case may be, which range may vary depending upon, among other factors, changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Salomon Smith Barney was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of Travelocity. In addition, Salomon Smith Barney was not requested to consider, and its opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for Travelocity or the effect of any other transaction in which Travelocity might engage.

    In evaluating the Offer price, Salomon Smith Barney performed a variety of financial and comparative analyses, including those described below. The summary of these analyses is not a complete description of the analyses performed by Salomon Smith Barney. The preparation of a fairness opinion and the related analyses are complex analytical processes involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion and the related analyses are not readily susceptible to summary description. Accordingly, Salomon Smith Barney believes that its analyses must be considered as a whole and that selecting portions of its analyses and certain factors, without considering all analyses and all factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion. In addition, some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses of Salomon Smith Barney, the tables must be read together with the full text of each summary.

    In its analyses, Salomon Smith Barney considered industry, market, general business and economic, financial and other conditions and other matters existing as of the date of its analyses and opinion, many of which are beyond the control of Salomon Smith Barney and Travelocity. No company, transaction or business considered in those analyses as a comparison is identical to Travelocity or the proposed Offer, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

    Salomon Smith Barney's opinion was among many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee or management of Travelocity with respect to the Offer Price or the Offer.

IMPLIED PREMIUM ANALYSIS

    Salomon Smith Barney reviewed the historical trading performance of the Shares to derive the premia implied by the Offer price to the closing price of the Shares on the day prior to the announcement of the Offer on February 19, 2002 and the average daily closing prices of the Shares during the 30-day period and the 60-day period prior to the announcement of the Offer. The results of the analysis are set forth below:

                                                     TRAVELOCITY AT FINAL OFFER PRICE
                                                     --------------------------------
Premium over 1 Day Prior...........................                45.8%
Premium over 30 Day Average........................                25.5%
Premium over 60 Day Average........................                15.2%

PUBLICLY TRADED COMPARABLE COMPANY ANALYSIS

    Salomon Smith Barney compared certain financial information and commonly used valuation measurements for Travelocity based on the Offer to corresponding information and measurements for Expedia. In deriving a valuation reference range for the Shares based on this analysis, Salomon Smith Barney calculated the trading multiples for Expedia, based on the closing stock prices on March 15, 2002, by (a) dividing Expedia's firm value (calculated as its equity value plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertible securities, less cash and investments in unconsolidated affiliates) by Expedia's estimated 2002 earnings before interest and tax ("EBIT") and 2002 earnings before interest, tax, depreciation and amortization ("EBITDA"), and
(b) dividing Expedia's closing stock price on March 15, 2002 by estimates for Expedia's 2002 and 2003 earnings per share. Salomon Smith Barney derived similar multiples for Travelocity based on Wall Street research reports and consensus First Call estimates. Estimated financial data for Expedia were based on public filings and Wall Street research reports and estimated earnings per share data for Expedia were based on consensus First Call estimates. First Call is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

    Applying Expedia's multiples at discounts of 20% and 30% to projected financial information for Travelocity based on Wall Street research reports, Salomon Smith Barney derived implied Share prices for Travelocity. Salomon Smith Barney based its selection of the discount rates of 20% and 30% on the historical discounts of Travelocity's multiples of firm value to estimated 2002 EBITDA and Share price to estimated 2002 earnings per share relative to corresponding multiples for Expedia. The following table sets forth the implied Share prices derived by Salomon Smith Barney:

                                                             IMPLIED SHARE PRICE   IMPLIED SHARE PRICE
MULTIPLE                                                       @ 20% DISCOUNT        @ 30% DISCOUNT
--------                                                     -------------------   -------------------
FV/02 EBITDA...............................................         $35.57                $31.57
FV/02 EBIT.................................................         $32.36                $28.76
P/02 EPS...................................................         $26.70                $23.36
P/03 EPS...................................................         $28.89                $25.28

    Based on the analyses of Expedia multiples described above, Salomon Smith Barney derived a reference range of implied values for Travelocity of between $24 and $32 per Share.

ANALYSIS OF SELECTED PRECEDENT MINORITY SQUEEZE-OUT TRANSACTIONS

    Salomon Smith Barney calculated the percentage increase represented by the final offer price from the initial offer price and the premium paid over market value for 37 completed transactions over $50 million announced since January 1, 1999 involving the acquisition by a controlling majority shareholder of the shares held by minority shareholders. Salomon Smith Barney observed the mean and median premia paid in these transactions relative to the average public market price for the 30-day period and 60-day period prior to the announcement of the transactions and to the public market price one day prior to announcement of the transactions, and compared them to the percentage increase represented by the final Offer price of $28 per Share from the initial Offer price of $23 per Share and the premia represented by the $28 Offer price relative to the average per Share market price for the 30-day period and 60-day period prior to the February 19, 2002 announcement of the Offer and the public market price per Share one day prior to the announcement of the Offer. Salomon Smith Barney then calculated the implied price per Share using the average increase and the average premia paid in the selected transactions. The following table sets forth the results of this analysis:

                                                         SELECTED
                                                        SQUEEZE-OUT                              IMPLIED
                                                       TRANSACTIONS       TRAVELOCITY AT    TRAVELOCITY PRICE
                                                    -------------------     $28 OFFER      -------------------
                                                      MEAN      MEDIAN        PRICE          MEAN      MEDIAN
                                                    --------   --------   --------------   --------   --------
% Increase from Initial Price.....................    12.1%      11.7%         21.7%        $25.79     $25.68
Premium over 1-Day Prior..........................    44.1%      43.5%         45.8%        $27.66     $27.55
Premium over 30-Day Average.......................    46.0%      44.8%         25.5%        $32.56     $32.30
Premium over 60-Day Average.......................    43.5%      44.9%         15.2%        $34.87     $35.21

    Based on the analysis of selected squeeze-out transactions described above, Salomon Smith Barney derived a reference range of implied values for Travelocity of between $26 and $34 per Share. All premia or discounts for the observed transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the periods in which the transactions occurred.

ANALYSIS OF SABRE'S ABILITY TO PAY

    Based on 2002 and 2003 earnings per share estimates for Sabre from First Call, Salomon Smith Barney analyzed the hypothetical maximum price that Sabre could pay for the Shares without incurring any dilution to Sabre's estimated 2002 and 2003 earnings per share under two financing scenarios: (i) Sabre funding the acquisition with its cash on hand and (ii) Sabre funding the acquisition with 50% cash and 50% Sabre equity, in each case, assuming a 3% and a 5% cost of cash for Sabre, respectively.

Salomon Smith Barney performed this analysis assuming no synergies and pre-tax synergies from the proposed transaction of $5 million. The following tables set forth the results of this analysis:

              HYPOTHETICAL MAXIMUM PRICE PAYABLE BY SABRE WITHOUT
                INCURRING DILUTION TO SABRE'S 2002 AND 2003 EPS

100% CASH

                                                              3% COST OF CASH   5% COST OF CASH
                                                              ---------------   ---------------
No Synergies.....................................  2002E EPS      $24.24            $14.94
                                                   2003E EPS      $36.14            $22.61
$5 Million Pre-Tax Annualized Synergies..........  2002E EPS      $34.06            $21.32
                                                   2003E EPS      $45.91            $28.54

50% CASH/50% STOCK

                                                              3% COST OF CASH   5% COST OF CASH
                                                              ---------------   ---------------
No Synergies.....................................  2002E EPS      $13.02            $11.09
                                                   2003E EPS      $20.58            $17.66
$5 Million Pre-Tax Annualized Synergies..........  2002E EPS      $18.79            $16.07
                                                   2003E EPS      $26.01            $22.36

    In performing its analyses, Salomon Smith Barney also reviewed and considered other factors, including: historical trading prices and trading volumes for the Shares; publicly available research relating to the industries in which Travelocity operates; the ownership profile and public float of Travelocity and Sabre; the financial performance of selected companies in the online travel industry; the relationship between movements in Shares, movements in the common stock of selected companies in the online travel industry, and in the NASDAQ and S&P composite indices for the relevant period, and the reported views of Wall Street analysts on the Offer.

    In conducting its analyses and arriving at its opinion, Salomon Smith Barney utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Salomon Smith Barney to provide its opinion to the Special Committee as to the fairness of the Offer and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Salomon Smith Barney made, and was provided by Travelocity management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Travelocity's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Travelocity or their respective advisors, neither Salomon Smith Barney nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    The Special Committee selected Salomon Smith Barney as financial advisor in connection with the Offer based on Salomon Smith Barney's qualifications, expertise, reputation and experience in mergers and acquisitions. The Special Committee retained Salomon Smith Barney pursuant to a letter agreement dated February 18, 2002 (the "Engagement Letter"). In connection with the Engagement Letter, Travelocity agreed to pay Salomon Smith Barney a fee equal to (x) 0.75% of the transaction value for a transaction for $23 per Share, plus (y) 2.0% of the difference, if any, between the transaction value at the final price (for transactions with a price up to $30.659 per Share) and the transaction value at $23 per Share, plus (z) 3.0% of the difference, if any, of the transaction value at the final price and the transaction value at $30.659 per Share. The fee is payable upon consummation of the transaction. In addition, Travelocity has also agreed to reimburse Salomon Smith Barney for reasonable fees and disbursements of Salomon Smith Barney's counsel and all of Salomon Smith Barney's reasonable travel and other out-of-pocket expenses incurred in connection with the Offer or otherwise arising out of the retention of Salomon Smith Barney under the Engagement Letter. Travelocity has also agreed to indemnify Salomon Smith Barney and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement.

    Salomon Smith Barney is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Salomon Smith Barney is an affiliate of Citigroup Inc. (together with its affiliates, "Citigroup"). In the ordinary course of business, members of the Citigroup may actively trade in the securities and other instruments and obligations of Travelocity for their own accounts and for the accounts of their customers. Accordingly, members of the Citigroup may at any time hold a long or short position in such securities, instruments and obligations.

    (e) INTENT TO TENDER

    F. William Conner, Kathleen Misunas, Terrell B. Jones, James D. Marsicano, Ramesh K. Punwani, Peter Cardell, Christopher McAndrews, Marilyn Millard and Michael Stacy, who are all of the directors and executive officers of Travelocity (other than James J. Hornthal) who own Shares, have informed Travelocity that they presently intend to tender all Shares that they own of record or beneficially in the Offer. Mr. Hornthal, as a director of Travelocity, voted against approval of the Special Committee's recommendation, and has informed Travelocity that he does not presently intend to tender any Shares that he owns of record or beneficially in the Offer.

    The foregoing does not apply to any Shares over which, or respect to which, any such executive officer, director or affiliate acts in a fiduciary capacity or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    PERSONS RETAINED

    The Special Committee entered into the Engagement Letter with Salomon Smith Barney pursuant to which the Special Committee engaged Salomon Smith Barney to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Salomon Smith Barney agreed to act as a financial advisor to the Special Committee and, if requested, render an opinion to the Special Committee with regard to the fairness of the Offer Price, from a financial point of view, to Travelocity's stockholders, other than Sabre and its affiliates. In connection with the Engagement Letter, Travelocity agreed to pay Salomon Smith Barney certain fees and reimburse Salomon Smith Barney for certain expenses as described above under "Summary of the Financial Analyses and Opinion of Financial Advisor." In addition, Travelocity has agreed to indemnify Salomon Smith Barney against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

    Travelocity retained MacKenzie Partners, Inc. as its information agent in connection with the Offer. The information agent may contact holders of Shares by mail, telephone, telex, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. As compensation for acting as information agent in connection with the Offer, Travelocity will pay the information agent reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither Travelocity nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Travelocity concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth below, there have been no transactions in Shares effected during the past 60 days by Travelocity or, to the best of Travelocity's knowledge, by any executive officer, director, affiliate or subsidiary of Travelocity.

    On January 15, 2002, Marilyn Millard (Senior Vice President--Technology) exercised options to purchase 2,975 Shares at $13.50 per Share and sold such Shares at $23.50 per Share in the open market. On January 17, 2002, Ms. Millard exercised options to purchase 8,000 Shares at $13.50 per Share and sold such Shares at $23.50 per Share in the open market.

    On January 15, 2002, Travelocity awarded options to purchase 1,500 Shares to each of F. William Conner (director) and Kathleen Misunas (director) and options to purchase 500 Shares to each of Paul C. Ely, Jr. (director), James J. Hornthal (director) and Glenn W. Marschel, Jr. (director) at $23.24 per Share.

    On January 16, 2002, Travelocity awarded options to purchase 32,875 Shares to Susan Carmichael (Senior Vice President--Human Resources) and options to purchase 1,000 Shares to each of Messrs. Conner, Ely, Hornthal and Marschel and Ms. Misunas at $22.625 per Share.

    On February 13, 2002, Hornthal Investment Partners, which is controlled by Mr. Hornthal, exercised options to purchase 25,000 Shares at $2.60 per Share.

    On February 17, 2002, Travelocity awarded options to purchase 500 Shares to each of Messrs. Conner and Hornthal and Ms. Misunas at $19.34 per Share.

    On February 18, 2002, Travelocity awarded options to purchase 1,000 Shares to each of Messrs. Ely, Hornthal and Marschel and Ms. Misunas at $19.34 per Share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    As a result of the Offer, a business combination opportunity has presented itself to Travelocity. Travelocity's board of directors and the Special Committee have evaluated such opportunity in a manner consistent with their fiduciary obligations under applicable law. However, Travelocity is not engaged in or undertaking any negotiation in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of Travelocity's securities by Travelocity, any subsidiary of Travelocity or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Travelocity or any subsidiary of Travelocity; (iii) a purchase, sale or transfer of a material amount of assets by Travelocity or any subsidiary of Travelocity; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Travelocity.

    Notwithstanding the foregoing, the board of directors has determined that Travelocity could in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and the board of directors has determined that disclosure with respect to the parties to, and the possible terms of, any transaction or proposal of the type referred to in the previous paragraph might jeopardize any discussions or negotiations that Travelocity might conduct. Accordingly, the board of directors has advised management not to disclose the possible terms of any transaction or proposal, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon advice of counsel, as may be required by law. Except as set forth in this paragraph, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) SHORT-FORM MERGER

    Under Section 253 of the DGCL, if Sabre Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares and, subject to the outcome of a hearing on plaintiffs' motion in the Pending Litigation described below under "Litigation," to prevent the consummation of the Offer and the Merger, Sabre Sub will be able to effect the Merger after consummation of the Offer without a meeting of Travelocity's stockholders. However, if Sabre Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of Travelocity's stockholders will be required under the DGCL to effect the merger of Travelocity and Sabre Sub. Upon the acquisition of 90% of the outstanding Shares pursuant to the Offer, Sabre Sub would have a sufficient number of Shares to approve the Merger without the vote of any other Travelocity stockholder.

    (b) APPRAISAL RIGHTS

    No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of record of Shares whose Shares were not accepted for payment and paid for by Sabre Sub in the Offer or holders of Shares who chose not to tender pursuant to the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. While stockholders generally lose their right to assert derivative claims upon consummation of the short-form merger, the claims themselves may be considered an asset of the corporation which may be considered for valuation purposes in a post-merger appraisal proceeding.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS OF TRAVELOCITY DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE FOREGOING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTION 262 OF THE DGCL. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

    (c) LITIGATION

    Since February 19, 2002, the date that Travelocity announced that Sabre had stated its intention to make an unsolicited offer to purchase the shares of Travelocity's common stock that Sabre and its affiliates do not already own for $23 per share, payable in cash, eleven purported stockholder class action lawsuits have been filed against Travelocity and its directors on behalf of Travelocity's stockholders other than Sabre and its affiliates. The following nine lawsuits are pending in the Delaware Court of Chancery in New Castle County and also name Sabre as a defendant: "JOAN FERRARI V. JEFFERY M. JACKSON, ET AL.," C.A. No. 19419-NC; "ESTHER SUMMER V. JEFFERY M. JACKSON, ET AL.," C.A.
No. 19421-NC; "MAX REYNOLDS V. JEFFERY M. JACKSON, ET AL.," C.A. No. 19423-NC; "ROBERT ROVNER V. JEFFERY M. JACKSON, ET AL.," C.A. No. 19425-NC; "CORA PEZZELLO
V. JEFFERY M. JACKSON, ET AL.," C.A. No. 19427-NC; "DAVID ROTHSTEIN ET AL. V. TRAVELOCITY.COM, ET AL.," C.A. No. 19424-NC; "ALAN BEHR V.
TRAVELOCITY.COM INC., ET AL.," C.A. No. 19420-NC; "LESLIE SUSSER V. TERRELL B. JONES, ET AL.," C.A. No. 19422-NC; and "BURUCHA, LLC V. TRAVELOCITY.COM INC., ET AL.," C.A. No. 19426-NC. The following two additional stockholder class action lawsuits have been filed in state district court in Tarrant County, Texas: "JIM ROBBINS V. TRAVELOCITY ET AL.," Cause No. 17-191547-02; and "ANTHONY TAMBURRO V. KATHY MISUNAS ET AL.," Cause No. 17-191630-02.

    All eleven lawsuits are similar. The complaints allege, among other things, that the defendants have breached fiduciary duties owed to Travelocity's stockholders other than Sabre in connection with Sabre's proposed offer, that the proposed offer price is inadequate and that a majority of the defendants have conflicts of interest with respect to the proposed offer. Each of the complaints seeks class certification and to enjoin the consummation of Sabre's proposed transaction and recover attorneys' fees and expenses. The complaints also seek an award of damages, or the imposition of a constructive trust, if the proposed transaction is consummated. Travelocity has not yet responded to the lawsuits.

    Sabre has informed Travelocity that on March 18, 2002, Sabre entered into an agreement in principle with the plaintiffs to settle such lawsuits pending court approval.

ITEM 9. EXHIBITS.

EXHIBIT NO.
-----------
Exhibit (a)(1)   Offer to Purchase, dated March 5, 2002(1)

Exhibit (a)(2)   Supplement to the Offer to Purchase, dated March 18, 2002(2)

Exhibit (a)(3)   Letter of Transmittal(1)

Exhibit (a)(4)   Form of Letter to Stockholders of Travelocity, dated March
                 18, 2002*

Exhibit (a)(5)   Press Release issued by Travelocity on February 19, 2002
                 announcing the receipt of an unsolicited buyout proposal
                 from Sabre(3)

Exhibit (a)(6)   Press Release issued by Travelocity on March 4, 2002
                 announcing the filing of stockholder class action
                 lawsuits(4)

Exhibit (a)(7)   Press Release issued by Travelocity on March 4, 2002
                 announcing that the Special Committee reports that Sabre's proposal is inadequate(5)

Exhibit (a)(8)   Joint Press Release issued by Travelocity and Sabre on March
                 18, 2002 announcing the increased offer price and the
                 Special Committee's and the board's recommendation

Exhibit (a)(9)   Complaint of Joan Ferrari, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et
                 al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(10)  Complaint of Alan Behr, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(11)  Complaint of Esther Summer, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(12)  Complaint of Leslie Susser, individually and on behalf of all others similarly situated, against Terrell B. Jones, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(13)  Complaint of Max Reynolds, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(14)  Complaint of David Rothstein and Debra Freeman, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

EXHIBIT NO.
-----------
Exhibit (a)(15)  Complaint of Robert Rovner, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of
                 Delaware on February 19, 2002(1)

Exhibit (a)(16)  Complaint of Barucha LLC, individually and on behalf of all others similarly, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(17)  Complaint of Cora Pezzello, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002(1)

Exhibit (a)(18)  Complaint of Jim Robbins, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the District Court of Tarrant County, Texas on February 21, 2002(1)

Exhibit (a)(19)  Complaint of Anthony Tamburro, individually and on behalf of all others similarly situated, against Kathy Misunas, et al.
                 filed in the District Court of Tarrant, Texas on February
                 25, 2002(1)

Exhibit (c)(1)   Opinion of Salomon Smith Barney Inc., dated March 16, 2002*+

Exhibit (e)(1)   Agreement and Plan of Merger, dated as of October 3, 1999, as amended January 24, 2000, by and among Sabre, Inc.,
                 Travelocity Holdings, Inc., Travelocity.com Inc. and Preview
                 Travel, Inc.(6)

Exhibit (e)(2)   Form of Amended and Restated Agreement of Limited
                 Partnership of Travelocity.com LP(6)

Exhibit (e)(3)   Form of Management Services Agreement between
                 Travelocity.com LP and Travelocity Holdings, Inc.(6)

Exhibit (e)(4)   Travelocity Holdings, Inc. First Amended 1999 Long-Term
                 Incentive Plan

Exhibit (e)(5)   Travelocity.com LP Second Amended 1999 Long-Term Incentive
                 Plan

Exhibit (e)(6)   The Sabre Group Deferred Compensation Plan(6)

Exhibit (e)(7)   The Sabre Group Holdings, Inc. Supplemental Executive
                 Retirement Plan(6)

Exhibit (e)(8)   Travelocity Holdings, Inc. Employee Stock Purchase Plan(9)

Exhibit (e)(9)   Travelocity.com LP Employee Stock Purchase Plan(9)

Exhibit (e)(10)  Amended and Restated Intellectual Property Agreement dated as of March 7, 2000, by and between Travelocity.com LP and Sabre Inc.(7)++

Exhibit (e)(11)  Amended and Restated Administrative Services Agreement,
                 dated as of March 7, 2000, by and between Travelocity.com LP and Sabre Inc.(7)++

Exhibit (e)(12)  Amended and Restated Sabre Access Agreement, dated as of
                 March 7, 2000, by and between Travelocity.com LP and Sabre
                 Inc.(7)++

Exhibit (e)(13)  Executive Termination Benefits Agreement for Terrell B.
                 Jones(8)

Exhibit (e)(14)  Executive Termination Benefits Agreement for James D.
                 Marsicano(8)

Exhibit (e)(15)  Executive Termination Benefits Agreement for Ramesh K.
                 Punwani(8)

Exhibit (e)(16)  Executive Termination Benefits Agreement for Andrew B.
                 Steinberg(6)

EXHIBIT NO.
-----------
Exhibit (e)(17)  Executive Termination Benefits Agreement for Christopher
                 McAndrews

Exhibit (e)(18)  First Amended and Restated Marketing Agreement to Facilitate
                 the Sale of Non-Published Fares, dated as of October 16, 2001, by and between Travelocity.com LP and Sabre Inc.+++

Exhibit (e)(19)  Form of Registration Rights Agreement between Sabre Inc. and
                 Travelocity.com Inc.(6)

(1) Incorporated herein by reference to Sabre's Schedule TO filed on March 5, 2002.

(2) Incorporated herein by reference to Amendment No. 1 to Sabre's Schedule TO filed on March 18, 2002.

(3)              Incorporated herein by reference to Travelocity's
                 Preliminary Communication on Schedule 14D-9-C filed on
                 February 19, 2002.

(4)              Incorporated herein by reference to Travelocity's
                 Preliminary Communication on Schedule 14D-9-C filed on March
                 4, 2002.

(5)              Incorporated herein by reference to Travelocity's
                 Preliminary Communication on Schedule 14D-9-C filed on March
                 4, 2002.

(6)              Incorporated herein by reference to Travelocity's
                 Registration Statement on Form S-4 filed on January 31, 2000
                 (Registration No. 333-95757).

(7)              Incorporated herein by reference to Travelocity's Quarterly
                 Report on Form 10-Q filed on August 14, 2000.

(8)              Incorporated herein by reference to Travelocity's Annual
                 Report on Form 10-K filed on April 2, 2001.

(9)              Incorporated by reference to Travelocity's Registration
                 Statement on From S-8 filed on March 13, 2000.

+                Included as Annex A to this Statement 14D-9.

++ Portions of this exhibit have been redacted and are subject to a confidential treatment order issued by the Securities and Exchange Commission.

+++ Portions of this exhibit have been redacted pending a confidential treatment request filed with the Securities and Exchange Commission.

------------------------

*   Included with Schedule 14D-9 mailed to stockholders

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       TRAVELOCITY.COM INC.

                                                       BY:  /S/ TERRELL B. JONES
                                                            ---------------------------------------
                                                            Name: Terrell B. Jones
                                                            Title:  PRESIDENT AND CHIEF EXECUTIVE
                                                            OFFICER

Dated: March 18, 2002

                                                                         ANNEX A

                                [SSB LETTERHEAD]

                                                                  March 16, 2002

The Special Committee of the Board of Directors
Travelocity.com Inc.
15100 Trinity Boulevard
Forth Worth, TX 76155

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share ("Company Common Stock"), of Travelocity.com Inc. (the "Company") other than Sabre Holding Corporation ("Sabre") and its affiliates of the Offer Price (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2002 (the "Offer to Purchase"), as it is to be amended to reflect the increased Offer Price. As more fully described in the Offer to Purchase, (i) Travelocity Holdings Sub Inc. ("Offer Sub"), an indirect wholly-owned subsidiary of Sabre, has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Company Common Stock, other than shares of Company Common Stock owned by Sabre and its affiliates, and (ii) subsequent to the Offer, Offer Sub will be merged with and into the Company (the "Merger") and each outstanding share of the Company Common Stock not previously tendered or held by Sabre or its affiliates will be converted into the right to receive the Offer Price. The terms of the Offer are more fully set forth in the Schedule TO filed by Offer Sub with the Securities and Exchange Commission on March 5, 2002 (the "Schedule TO"). You have informed us that Sabre intends to increase the price that it is offering for each share of Company Common Stock from $23 per share, the offer price in the Schedule TO and the Offer to Purchase dated March 5, 2002, to a purchase price of $28 per share, net to the seller in cash, without interest thereon (the "Offer Price").

    In connection with rendering our opinion, we have, among other things, reviewed the Offer to Purchase and the Schedule TO and held discussions with certain senior officers and other representatives and advisors of the Company concerning the business, operations and prospects of the Company. We have assumed that the Offer will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and that the final forms of the Offer to Purchase, as supplemented, and the Schedule TO, as amended, will not vary from the forms of such documents filed on March 5, 2002 in any manner material to our analyses (except for the increase in the increase in the price being offered for shares of Company Common Stock as described above).

    We examined certain publicly available business and financial information relating to the Company and the industry in which it operates, as well as certain financial forecasts concerning the business and operations of the Company, information relating to strategic implications and operational benefits anticipated to result from the Offer and other information and data regarding the Company which were provided to or otherwise discussed with us by the management of the Company. We reviewed the financial terms of the Offer, as set forth in the Schedule TO and the Offer to Purchase, in relation to, among other things, current and historical market prices and trading volumes of Company Common Stock, the historical and projected earnings and other operating data of the Company and Sabre, and the historical and projected capitalization and financial condition of the Company and Sabre. We considered, to the extent publicly available, the financial terms of certain other transactions recently effected or proposed that we considered relevant in evaluating the Offer and analyzed certain financial, stock market, economic and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and the Offer. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

    In our review and analyses and in arriving at our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information and data publicly available or furnished to, discussed with or otherwise reviewed by or for us. We have further relied upon the assurances of management of the Company that they are not aware of any facts that would make any of such information inaccurate or misleading. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we made any physical inspection of the properties or assets of the Company. With respect to financial forecasts and other information relating to strategic implications and operational benefits anticipated to result from the Offer provided to us or otherwise reviewed by or for us, we have been advised by the management of the Company and have assumed that such forecasts and other information were reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Company as to the future financial performance of the Company and Sabre. We express no view with respect to such forecasts and other information or the assumptions on which they are based.

    Our opinion is necessarily based upon industry, market, general business and economic, financial and other conditions disclosed to us as they exist and can be evaluated on the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the Offer Price to the holders of Company Common Stock other than Sabre and its affiliates and our opinion is not intended to be and shall not constitute a recommendation to any holder of Company Common Stock as to whether or not to tender shares of Company Common Stock pursuant to the Offer or as to any other matters relating to the Offer. Our opinion does not imply any conclusion as to the likely trading range for Company Common Stock following the announcement, commencement, consummation or abandonment of the Offer, as the case may be, which range may vary depending upon, among other factors, changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities. We were not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company. In addition, we were not requested to consider, and our opinion does not address, the relative merits of the Offer as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

    We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Offer and will receive a fee for such services. We have in the past provided investment banking services to Sabre unrelated to the Offer, for which we have received compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the debt or equity securities of the Company and Sabre and/or their respective affiliates for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Salomon Smith Barney Inc. and its affiliates (including Citigroup Inc. and its affiliates) may maintain other relationships with the Company, Sabre and their respective affiliates. Our advisory services and the opinion expressed herein are provided for the information of the Special Committee of the Board of Directors of the Company in its evaluation of the Offer. Our opinion and any additional materials provided in connection with the opinion may not be published or otherwise used or referred to, nor shall any public reference be made to Salomon Smith
Barney Inc. without our prior written consent.

    Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of Company Common Stock (other than Sabre and its affiliates).

                                          Very truly yours,

                                          SALOMON SMITH BARNEY INC.

                                      A-3